CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Aggregate offering price	Amount of registration fee
Debt securities	U.S.$7,000,000,000.00	U.S.$802,200.00(1)
Guaranties	–	–(2)

(1)	The registration fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(n) under the Securities Act of 1933, no separate fee is payable with respect to the guaranties.

Filed pursuant to Rule 424(b)(2)

Registration Statements Nos. 333-163665 and 333-163665-01

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 11, 2009)

Petrobras International Finance Company

Unconditionally guaranteed by

Petróleo Brasileiro S.A.—Petrobras

(Brazilian Petroleum Corporation-Petrobras)

U.S.$ 2,750,000,000   5.375% Global Notes due 2021

U.S.$ 1,250,000,000   6.750% Global Notes due 2041

U.S.$ 1,250,000,000   2.875% Global Notes due 2015

U.S.$ 1,750,000,000   3.500% Global Notes due 2017

The 5.375% Global Notes due 2021 (the “2021 Notes”), the 6.750% Global Notes due 2041 (the “2041 Notes”), the 2.875% Global Notes due 2015 (the “2015 Notes”) and the 3.500% Global Notes due 2017 (the “2017 Notes”) (each a “series” and collectively the “notes”) are general, unsecured, unsubordinated obligations of Petrobras International Finance Company, or “PifCo,” a wholly-owned subsidiary of Petróleo Brasileiro S.A.-Petrobras, or “Petrobras.” The notes will be unconditionally and irrevocably guaranteed by Petrobras. The 2021 Notes will mature on January 27, 2021, and will bear interest at the rate of 5.375% per annum. Interest on the 2021 Notes is payable on January 27 and July 27 of each year, beginning on July 27, 2012. The 2041 Notes will mature on January 27, 2041, and will bear interest at the rate of 6.750% per annum. Interest on the 2041 Notes is payable on January 27 and July 27 of each year, beginning on July 27, 2012. The 2015 Notes will mature on February 6, 2015, and will bear interest at the rate of 2.875% per annum. Interest on the 2015 Notes is payable on February 6 and August 6 of each year, beginning on August 6, 2012. The 2017 Notes will mature on February 6, 2017, and will bear interest at the rate of 3.500% per annum. Interest on the 2017 Notes is payable on February 6 and August 6 of each year, beginning on August 6, 2012.

The 2021 Notes will be consolidated, form a single series, and be fully fungible with PifCo’s outstanding U.S.$2,500,000,000 5.375% Global Notes due 2021 issued on January 27, 2011, or the “2021 original notes.” After giving effect to this offering, the total amount outstanding of PifCo’s 5.375% Global Notes due 2041 will be U.S.$5,250,000,000.

The 2041 Notes will be consolidated, form a single series, and be fully fungible with PifCo’s outstanding U.S.$1,000,000,000 6.750% Global Notes due 2021 issued on January 27, 2011, or the “2041 original notes.” After giving effect to this offering, the total amount outstanding of PifCo’s 6.750% Global Notes due 2021 will be U.S.$2,250,000,000.

PifCo will pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the notes. PifCo may redeem, in whole or in part, the notes at any time by paying the greater of the principal amount of the notes and the applicable “make-whole” amount, plus, in each case, accrued interest. The notes will also be redeemable without premium prior to maturity at PifCo’s option solely upon the imposition of certain withholding taxes. See “Description of the Notes—Optional Redemption—Redemption for Taxation Reasons.”

ANY OFFER OR SALE OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED DIRECTIVE 2003/71/EC (THE “PROSPECTUS DIRECTIVE”) MUST BE ADDRESSED TO QUALIFIED INVESTORS (AS DEFINED IN THE PROSPECTUS DIRECTIVE).

The 2021 original notes and the 2041 original notes are listed on the New York Stock Exchange, or the “NYSE” under the symbol “PBR/21” and “PBR/41”, respectively, and PifCo intends to apply to have the 2015 Notes and the 2017 Notes approved for listing on the NYSE.

See “Risk Factors” on page S-15 to read about factors you should consider before buying the notes offered in this prospectus supplement and the accompanying prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial price to the public:
2021 Notes(1)	104.181%	U.S.$	2,864,977,500
2041 Notes(1)	111.208%	U.S.$	1,390,100,000
2015 Notes(2)	99.499%	U.S.$	1,243,737,500
2017 Notes(2)	99.419%	U.S.$	1,739,832,500
Underwriting discount:
2021 Notes	0.300%	U.S.$	8.250,000
2041 Notes	0.350%	U.S.$	4,375,000
2015 Notes	0.250%	U.S.$	3,125,000
2017 Notes	0.250%	U.S.$	4,375,000
Proceeds, before expenses, to PifCo:
2021 Notes	103.881%	U.S.$	2,856,727,500
2041 Notes	110.858%	U.S.$	1,385,725,000
2015 Notes	99.249%	U.S.$	1,240,612,500
2017 Notes	99.169%	U.S.$	1,735,457,500

(1)

Plus, in the case of the 2021 Notes, aggregate accrued interest totaling U.S.$3,695,312.50, from January 27, 2012 to, but not including, February 6, 2012; and in the case of the 2041 Notes, aggregate accrued interest totaling U.S.$2,109,375, from January 27, 2012 to, but not including, February 6, 2012.

(2)	Plus accrued interest from February 6, 2012, if settlement occurs after that date.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, société anonyme and Euroclear S.A./N.V., as operator of the Euroclear System, against payment in New York, New York on or about February 6, 2012.

Joint Bookrunners

BB Securities	Citigroup	Itaú BBA	J.P.Morgan	Morgan Stanley	Santander

Co-managers

Banco Votorantim    Mitsubishi UFJ Securities

February 1, 2012

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the notes PifCo is offering and certain other matters relating to PifCo and Petrobras and their financial condition. The second part, the accompanying prospectus, gives more general information about securities that PifCo and Petrobras may offer from time to time. Generally, references to the prospectus mean this prospectus supplement and the accompanying prospectus combined. If the information in this prospectus supplement differs from the information in the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this prospectus supplement and in any related free-writing prospectus we prepare or authorize. PifCo and Petrobras have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Neither PifCo nor Petrobras is making an offer to sell the notes in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the relevant document.

In this prospectus supplement, unless the context otherwise requires or as otherwise indicated, references to “Petrobras” mean Petróleo Brasileiro S.A.—Petrobras and its consolidated subsidiaries taken as a whole, and references to “PifCo” mean Petrobras International Finance Company, a wholly-owned subsidiary of Petrobras, and its consolidated subsidiaries taken as a whole. Terms such as “we,” “us” and “our” generally refer to both Petrobras and PifCo, unless the context requires otherwise or as otherwise indicated.

FORWARD-LOOKING STATEMENTS

Many statements made or incorporated by reference in this prospectus supplement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained, or incorporated by reference, in this prospectus supplement may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. We have made forward-looking statements that address, among other things:

•	our marketing and expansion strategy;

•	our exploration and production activities, including drilling;

•	our activities related to refining, import, export, transportation of petroleum, natural gas and oil products, petrochemicals, power generation, biofuels and other sources of renewable energy;

•	our projected and targeted capital expenditures and other costs, commitments and revenues;

•	our liquidity and sources of funding;

•	development of additional revenue sources; and

•	the impact, including cost, of acquisitions.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors include, among other things:

•	our ability to obtain financing;

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	our ability to find, acquire or gain access to additional reserves and to develop our current reserves successfully;

•	global economic conditions;

•	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;

•	competition;

•	technical difficulties in the operation of our equipment and the provision of our services;

•	changes in, or failure to comply with, laws or regulations;

•	receipt of governmental approvals and licenses;

•	international and Brazilian political, economic and social developments;

•	natural disasters, accidents, military operations, acts of terrorism or sabotage, wars or embargoes;

•	the cost and availability of adequate insurance coverage; and

•	other factors discussed below under “Risk Factors.”

For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in this prospectus supplement and in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

All forward-looking statements attributed to us or a person acting on our behalf are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference into this prospectus supplement the following documents that we have filed with the Securities and Exchange Commission (SEC):

PifCo

(1) The combined Petrobras and PifCo Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on May 26, 2011.

(2) The PifCo report on Form 6-K containing financial information for the nine-month period ended September 30, 2011, prepared in accordance with U.S. GAAP, furnished to the SEC on November 22, 2011.

(3) Any future filings of PifCo on Form 20-F made with the SEC after the date of this prospectus supplement and prior to the completion of the offering of the securities offered by this prospectus supplement, and any future reports of PifCo on Form 6-K furnished to the SEC during that period that are identified in those forms as being incorporated into this prospectus supplement or the accompanying prospectus.

Petrobras

(1) The combined Petrobras and PifCo Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on May 26, 2011.

(2) Reports on Form 6-K/A and Form 6-K furnished by Petrobras to the SEC on the dates indicated below, concerning the financial condition and results of operations of Petrobras for the nine-month period ended September 30, 2011:

•	Report furnished on November 22, 2011, containing financial statements prepared in accordance with U.S. GAAP as of September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010.

•	Report furnished on November 22, 2011, containing our release concerning Petrobras’ earnings and financial condition for the nine months ended September 30, 2011.

(3) Reports on Form 6-K, furnished to the SEC by Petrobras on the dates indicated below, concerning other recent developments in our business:

•	Report furnished on June 23, 2011, relating to the June 27, 2011 payment of dividends related to the 2011 fiscal year results in the amount of R$0.12 per common and R$0.12 per preferred shares.

•	Report furnished on July 25, 2011, relating to the approval by Petrobras’ board of directors of an advance payment of interest on capital for the 2011 fiscal year in the amount of R$2,609 million.

•	Report furnished on July 25, 2011, relating to Petrobras’ Business Plan for 2011-2015.

•	Report furnished on August 1, 2011, relating to the acquisition of Gas Brasiliano Distribuidora S.A. by Petrobras subsidiary Petrobras Gás S.A.

•

Report furnished on August 24, 2011, relating to the election of a new member to Petrobras’ board of directors and amendment of Petrobras’ by-laws as approved in the Extraordinary General Meeting held on August 23, 2011.

•

Report furnished on August 24, 2011, relating to the August 31, 2011 payment of interest on capital for the 2011 fiscal year in the amount of R$0.20 per common and R$0.20 per preferred share (R$0.40 per ADR).

•	Report furnished on September 20, 2011, relating to the operation of the Lula-Mexilhão Gas Pipeline, which connects the Lula field to the Mexilhão platform.

•	Report furnished on October 3, 2011, relating to the resignation of Mr. Fabio Colletti Barbosa from Petrobras’ board of directors.

•	Report furnished on October 31, 2011, relating to the election of a new member to Petrobras’ board of directors.

•

Report furnished on October 31, 2011, relating to the November 30, 2011 payment of interest on capital for the 2011 fiscal year in the amount of R$0.20 per common and R$0.20 per preferred share (R$0.40 per ADR).

•

Report furnished on November 25, 2011, relating to Merger of Termorio, Ute Juiz de Fora and Fafen Energia into Petrobras to be approved in the Extraordinary General Meeting to be held on January 27, 2012.

•

Report furnished on December 2, 2011, relating to the pricing of 6-year, and 10-year Global Notes denominated in Euro issued by PifCo and unconditionally and irrevocably guaranteed by Petrobras in a dual-tranche SEC-registered offering.

•

Report furnished on December 5, 2011, relating to the pricing of 15-year Global Notes denominated in Pounds Sterling issued by PifCo and unconditionally and irrevocably guaranteed by Petrobras in a SEC-registered offering.

•	Report furnished on December 22, 2011, relating to reorganization of the Petrobras petrochemical portfolio.

•

Report furnished on December 22, 2011, relating to the fourth advanced payment of interest on own capital in the amount of R$2,609 million, corresponding to a gross value of R$0.20 per common and R$0.20 per preferred share.

•

Report furnished on December 30, 2011, relating to the partial split of BRK Investimentos Petroquímicos S.A.—BRK and the spun off portion of Petrobras, and also the merger of Petrobras Química S.A.—Petroquisa into Petrobras, as approved in the Board of Directors Meeting held on December 22, 2011.

•	Report furnished on January 17, 2012, relating to the announcement of Petrobras’ proved reserves of oil, condensate and natural gas in 2011 according to SEC criteria.

•	Report furnished on January 20, 2012, relating to the announcement of Petrobras’ oil and natural gas production figures for December and 2011 average.

•

Report furnished on January 20, 2012, relating to the announcement by Petrobras that, as required by the rotation rules of the Comissão de Valores Mobiliários (CVM), PricewaterhouseCoopers Independent Auditors—PwC will replace KPMG Independent Auditors as Petrobras and PifCo’s independent auditors starting from the first quarter of 2012.

•

Report furnished on January 23, 2012, relating to the announcement that on February 9, 2012, the Board of Directors of Petrobras will vote on the election of Mrs. Maria das Graças Silva Foster as the new CEO of Petrobras.

•

Report furnished on January 27, 2012, relating to the approval by Petrobras’ board of directors of a partial split of BRK Investimentos Petroquímicos S.A.—BRK and the spun off portion of Petrobras, and also the acquisition of Petrobras Química S.A.—Petroquisa.

•	Report furnished on January 27, 2012, relating to the announcement that Petrobras has initiated the process to elect a representative of its employees for its board of directors.

(4) Any future filings of Petrobras on Form 20-F made with the SEC after the date of this prospectus supplement and prior to the completion of the offering of the securities offered by this prospectus supplement, and any future reports of Petrobras on Form 6-K furnished to the SEC during that period that are identified in those forms as being incorporated into this prospectus supplement or the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Information that we file with or furnish to the SEC after the date of this prospectus supplement, and that is incorporated by reference herein, will automatically update and supersede the information in this prospectus supplement. You should review the SEC filings and reports that we incorporate by reference to determine if any of the statements in this prospectus supplement, the accompanying prospectus or in any documents previously incorporated by reference have been modified or superseded.

Documents incorporated by reference in this prospectus supplement are available without charge. Each person to whom this prospectus supplement and the accompanying prospectus are delivered may obtain documents incorporated by reference herein by requesting them either in writing or orally, by telephone or by e-mail from us at the following address:

Investor Relations Department

Petróleo Brasileiro S.A.-Petrobras

Avenida República do Chile, 65 — 22nd Floor

20031-912 — Rio de Janeiro — RJ, Brazil

Telephone: (55-21) 3224-1510/3224-9947

Email: petroinvest@petrobras.com.br

In addition, you may review copies of the materials we file with or furnish to the SEC without charge, and copies of all or any portion of such materials can be obtained at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. We also file materials with the SEC electronically. The SEC maintains an Internet site that contains materials that we file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the notes. You should read carefully the entire prospectus supplement, the accompanying prospectus including “Risk Factors” and the documents incorporated by reference herein, which are described under “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

In this prospectus supplement, unless the context otherwise requires or as otherwise indicated, references to “Petrobras” mean Petróleo Brasileiro S.A.-Petrobras and its consolidated subsidiaries taken as a whole, and references to “PifCo” mean Petrobras International Finance Company, a wholly-owned subsidiary of Petrobras, and its consolidated subsidiaries taken as a whole. Terms such as “we”, “us” and “our” generally refer to both Petrobras and PifCo, unless the context requires otherwise or as otherwise indicated.

PifCo

PifCo is a wholly-owned subsidiary of Petrobras, incorporated under the laws of the Cayman Islands in 1997. PifCo has in the past engaged in both commercial operations and in financing activities for Petrobras. However, PifCo has recently ceased its commercial operations and has become a finance subsidiary functioning as a vehicle to raise funds for Petrobras through the issuance of debt securities in the international capital markets, among other means.

As part of its transition into a finance subsidiary of Petrobras, on August 12, 2011, PifCo transferred to Petrobras International Braspetro B.V. – PIB B.V., also a subsidiary of Petrobras, two of its wholly-owned subsidiaries, Petrobras Europe Limited, or PEL, a United Kingdom company that acts as an agent and advisor in connection with Petrobras’ activities in Europe, the Middle East, the Far East and Africa and Petrobras Singapore Private Limited, or PSPL, a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia. In addition, on September 1, 2011, PifCo terminated the financing program carried out by its subsidiary Petrobras Finance Limited, or PFL, a Cayman Islands company that carries out a financing program supported by future sales of fuel oil. PifCo expects to continue its insurance-related activities through its wholly-owned subsidiary Bear Insurance Company, or BEAR, a Bermuda company that contracts insurance for Petrobras and its subsidiaries. Petrobras will continue to support PifCo’s debt obligations through unconditional and irrevocable guaranties of payment.

PifCo’s principal executive office is located at Harbour Place, 103 South Church Street, 4th Floor P.O. Box 1034GT-BWI, George Town, Grand Cayman, Cayman Islands, and its telephone number is (55-21) 3487-2375.

Petrobras

Petrobras is one of the world’s largest integrated oil and gas companies, engaging in a broad range of oil and gas activities. Petrobras is a sociedade de economia mista, organized and existing under the laws of Brazil. For the year ended December 31, 2010, and the nine-month period ended September 30, 2011, Petrobras had sales of U.S.$150.9 billion and U.S.$138.0 billion, net operating revenues of U.S.$120.1 billion and U.S.$109.8 billion and net income of U.S.$19.2 billion and U.S.$17.0 billion, respectively. Petrobras engages in a broad range of activities, which cover the following segments of its operations:

•

Exploration and Production. This is our principal business segment, and encompasses oil and natural gas exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to the Gas and Power segment and sales of oil products produced at natural gas processing plants. According to the National Petroleum, Natural Gas and Biofuels Agency, or ANP, we were responsible for approximately 90.6% of Brazil’s total production of oil and natural gas as of September 30, 2011.

•

Refining, Transportation and Marketing. This segment comprises Petrobras’ downstream activities in Brazil, including refining, logistics, transportation, export and purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which includes investments in domestic petrochemical companies. As of September 30, 2011, we operated 92% of Brazil’s total refining capacity, according to the ANP.

•

Gas and Power. This segment consists primarily of the purchase, sale and transportation and distribution of natural gas produced in or imported into Brazil. This segment also includes Petrobras’ participation in domestic natural gas transportation, natural gas distribution, thermoelectric power generation and two domestic fertilizer plants. The Gas and Power segment has included results from our fertilizer operations since January 1, 2010. In prior years, the results from our fertilizer operations were included in our Refining, Transportation and Marketing segment.

•

Distribution. This segment encompasses the oil product and ethanol distribution activities conducted by Petrobras’ majority owned subsidiary, Petrobras Distribuidora S.A. — BR (Petrobras Distribuidora), in Brazil. Petrobras Distribuidora is the largest oil products distributor in Brazil, with a market share of 38.8% and 39.1%, in 2010 and September 30, 2011, respectively, according to the ANP. As of September 30, 2011, Petrobras Distribuidora had approximately 7,435 service stations in Brazil.

•

International. This segment comprises Petrobras’ international activities conducted in 25 countries outside Brazil as of September 30, 2011, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

•

Corporate. This segment includes activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to Petrobras’ pension and health care plans for inactive participants. Our Corporate segment also includes our bio-renewables operations, including the results of our subsidiary Petrobras Biocombustível S.A.

Petrobras’ principal executive office is located at Avenida República do Chile, 65 20031-912 - Rio de Janeiro RJ, Brazil, and its telephone number is (55-21) 3224-4477.

The Offering

Issuer	Petrobras International Finance Company, or “PifCo.”

The 2021 Notes	U.S.$2,750,000,000 aggregate principal amount of 5.375% Global Notes due January 27, 2021, or the “2021 Notes.”

The 2041 Notes	U.S.$1,250,000,000 aggregate principal amount of 6.750% Global Notes due January 27, 2041, or the “2041 Notes.”

The 2015 Notes	U.S.$1,250,000,000 aggregate principal amount of 2.875% Global Notes due February 6, 2015, or the “2015 Notes.”

The 2017 Notes

U.S.$1,750,000,000 aggregate principal amount of 3.500% Global Notes due February 6, 2017, or the “2017 Notes” (each of the 2021 Notes, the 2041 Notes, the 2015 Notes and the 2017 Notes a “series” and collectively the “notes”).

Closing Date	February 6, 2012

Maturity Date	For the 2021 Notes: January 27, 2021.
For the 2041 Notes: January 27, 2041.
For the 2015 Notes: February 6, 2015.
For the 2017 Notes: February 6, 2017.

Fungibility

The 2021 Notes will be consolidated, form a single series, and be fully fungible with PifCo’s outstanding U.S.$2,500,000,000 5.375% Global Notes due 2021 issued on January 27, 2011 (Common Code 058524484, ISIN US71645WAR25 and CUSIP 71645W AR2), or the “2021 original notes.” After giving effect to this offering, the total amount outstanding of PifCo’s 5.375% Global Notes due 2021 will be U.S.$5,250,000,000.

The 2041 Notes will be consolidated, form a single series, and be fully fungible with PifCo’s outstanding U.S.$1,000,000,000 6.750% Global Notes due 2021 issued on January 27, 2011 (Common Code 058524689, ISIN US71645WAS08 and CUSIP 71645W AS0), or the “2041 original notes” and together with the 2021 Notes the “original notes.” After giving effect to this offering, the total amount outstanding of PifCo’s 6.750% Global Notes due 2041 will be U.S.$2,250,000,000.

Interest	For the 2021 Notes: The 2021 Notes will bear interest from January 27, 2012, at the rate of 5.375% per annum, payable semiannually in arrears on each interest payment date.

For the 2041 Notes: The 2041 Notes will bear interest from January 27, 2012, at the rate of 6.750% per annum, payable semiannually in arrears on each interest payment date.

For the 2015 Notes: The 2015 Notes will bear interest from February 6, 2012, the date of original issuance of the notes, at the rate of 2.875% per annum, payable semiannually in arrears on each interest payment date.

For the 2017 Notes: The 2017 Notes will bear interest from February 6, 2012, the date of original issuance of the notes, at the rate of 3.500% per annum, payable semiannually in arrears on each interest payment date.

Interest Payment Dates	For the 2021 Notes: January 27 and July 27 of each year, commencing on July 27, 2012. For the 2041 Notes: January 27 and July 27 of each year, commencing on July 27, 2012.

For the 2015 Notes: February 6 and August 6 of each year, commencing on August 6, 2012. For the 2017 Notes: February 6 and August 6 of each year, commencing on August 6, 2012.

Denominations	PifCo will issue the notes only in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Trustee, Registrar, Paying Agent and Transfer Agent	The Bank of New York Mellon.

Codes
(a) Common Code	For the 2021 Notes: 058524484

For the 2041 Notes: 058524689

For the 2015 Notes: 074413536

For the 2017 Notes: 074413633

(b) ISIN	For the 2021 Notes: US71645WAR25

For the 2041 Notes: US71645WAS08

For the 2015 Notes: US71645WAV37

For the 2017 Notes: US71645WAU53

(c) CUSIP	For the 2021 Notes: 71645W AR2

For the 2041 Notes: 71645W AS0

For the 2015 Notes: 71645W AV3

For the 2017 Notes: 71645W AU5

Use of Proceeds	PifCo intends to use the net proceeds from the sale of the notes for general corporate purposes. See “Use of Proceeds.”

Indenture

The notes offered hereby will be issued pursuant to an indenture between PifCo and The Bank of New York Mellon, a New York banking corporation, as trustee, dated as of December 15, 2006, as supplemented by the amended and restated sixth supplemental indenture in the case of the 2021 Notes, by the amended and restated seventh supplemental indenture in the case of the 2041 Notes, by the eleventh supplemental indenture in the case of the 2015 Notes and by the twelfth supplemental indenture in the case of the 2017 Notes, each dated as of the closing date, among PifCo, Petrobras and the trustee. When we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by each of the amended and restated sixth supplemental indenture, the amended and restated seventh supplemental indenture, the eleventh supplemental indenture and the twelfth supplemental indenture. See “Description of the Notes.”

Guaranties	The notes will be unconditionally guaranteed by Petrobras under the guaranties. See “Description of the Guaranties.”

Ranking

The notes constitute general senior unsecured and unsubordinated obligations of PifCo which will at all times rank pari passu among themselves and with all other senior unsecured obligations of PifCo that are not, by their terms, expressly subordinated in right of payment to the notes.

The obligations of Petrobras under the guaranties constitute general senior unsecured obligations of Petrobras which will at all times rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to Petrobras’ obligations under the guaranties.

Optional Redemption

PifCo may redeem any of the notes at any time in whole or in part by paying the greater of the principal amount of such series of the notes and the relevant “make-whole” amount, plus, in each case, accrued interest, as described under “Description of the Notes—Optional Redemption.”

Early Redemption at PifCo’s Option Solely for Tax Reasons

The notes will be redeemable in whole at their principal amount, plus accrued and unpaid interest, if any, to the relevant date of redemption, at PifCo’s option at any time only in the event of certain changes affecting taxation. See “Description of the Notes—Optional Redemption—Redemption for Taxation Reasons.”

Covenants	The terms of the indenture will require PifCo, among other things, to:

(a) PifCo	•	pay all amounts owed by it under the indenture and the notes when such amounts are due;

	•	maintain an office or agent in New York for the purpose of service of process and maintain a paying agent located in the United States;

	•	ensure that the notes continue to be senior obligations of PifCo;

	•	use proceeds from the issuance of the notes for specified purposes;

	•	give notice to the trustee of any default or event of default under the indenture;

	•	provide certain financial statements to the trustee;

	•	take actions to maintain the trustee’s or the holders’ rights under the relevant transaction documents; and

	•	replace the trustee upon any resignation or removal of the trustee.

	•	In addition, the terms of the indenture will restrict the ability of PifCo and its subsidiaries, among other things, to:

	•	undertake certain mergers, consolidations or similar transactions; and

	•	create certain liens on its assets or pledge its assets.

	•	PifCo’s covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes—Covenants”

(b) Petrobras	The terms of the guaranties will require Petrobras, among other things, to:

	•	pay all amounts owed by it in accordance with the terms of the guaranties and the indenture;

	•	maintain an office or agent in New York for the purpose of service of process;

	•	ensure that its obligations under the guaranties will continue to be senior obligations of Petrobras;

	•	give notice to the trustee of any default or event of default under the indenture; and

	•	provide certain financial statements to the trustee.

In addition, the terms of the guaranties will restrict the ability of Petrobras and its subsidiaries, among other things, to:

	•	undertake certain mergers, consolidations or similar transactions; and

	•	create certain liens on its assets or pledge its assets.

Petrobras’ covenants are subject to a number of important qualifications and exceptions. See “Description of the Guaranties—Covenants.”

Events of Default	The following events of default will be events of default with respect to each series of the notes:

	•	failure to pay principal on the notes of such series within three calendar days of its due date;

	•	failure to pay interest on the notes of such series within 30 calendar days of any interest payment date;

	•	breach by PifCo of a covenant or agreement in the indenture or by Petrobras of a covenant or agreement in the guaranty for such series of the notes if not remedied within 60 calendar days;

	•	in case of the 2021 Notes and the 2041 Notes, acceleration of a payment on the indebtedness of PifCo, Petrobras or any material subsidiary that equals or exceeds U.S.$100 million;

	•	in case of the 2015 Notes and the 2017 Notes, acceleration of a payment on the indebtedness of PifCo, Petrobras or any material subsidiary that equals or exceeds U.S.$150 million;

•

in case of the 2021 Notes and the 2041 Notes, a final judgment against PifCo, Petrobras or any material subsidiary that equals or exceeds U.S.$100 million if not vacated, discharged or stayed within 120 calendar days after the rendering thereof;

•

in case of the 2015 Notes and the 2017 Notes, a final judgment against PifCo, Petrobras or any material subsidiary that equals or exceeds U.S.$150 million if not vacated, discharged or stayed within 120 calendar days after the rendering thereof;

	•	certain events of bankruptcy, liquidation or insolvency of PifCo, Petrobras or any material subsidiary;

• certain events relating to the unenforceability of the notes, the indenture or the guaranty for such series of the notes against PifCo or Petrobras;

• Petrobras ceasing to own at least 51% of PifCo’s outstanding voting shares.

The events of default are subject to a number of important qualifications and limitations. See “Description of the Notes—Events of Default.”

Modification of Notes, Indenture and Guaranties	The terms of the indenture may be modified by PifCo and the trustee, and the terms of the guaranties may be modified by Petrobras and the trustee, in some cases without the consent of the holders of the relevant series of the notes. See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

Clearance and Settlement	The notes will be issued in book-entry form through the facilities of The Depository Trust Company, or “DTC,” for the accounts of its direct and indirect participants, including Clearstream Banking, société anonyme and Euroclear S.A./N.V., as operator of the Euroclear System, and will trade in DTC’s Same-Day Funds Settlement System. Beneficial interests in notes held in book-entry form will not be entitled to receive physical delivery of certificated notes except in certain limited circumstances. For a description of certain factors relating to clearance and settlement, see “Clearance and Settlement.”

Withholding Taxes; Additional Amounts	Any and all payments of principal, premium, if any, and interest in respect of the notes will be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments, levies, imposts or charges whatsoever imposed, levied, collected, withheld or assessed by Brazil, the jurisdiction of PifCo’s incorporation or any other jurisdiction in which PifCo appoints a paying agent under the indenture, or any political subdivision or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If PifCo is required by law to make such withholding or deduction, it will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. In the event Petrobras is obligated to make payments to the holders under the guaranties, Petrobras will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. See “Description of the Notes—Covenants—Additional Amounts.”

Governing Law	The indenture, the notes, and the guaranties will be governed by, and construed in accordance with, the laws of the State of New York.

Listing	The 2021 original notes and the 2041 original notes are listed on the New York Stock Exchange, or the “NYSE” under the symbol “PBR/21” and “PBR/41”, respectively, and PifCo intends to apply to have the 2015 Notes and the 2017 Notes approved for listing on the NYSE.

Risk Factors	You should carefully consider the risk factors discussed beginning on page S-15 and the other information included or incorporated by reference in this prospectus supplement, before purchasing any notes.

RECENT DEVELOPMENTS

For a discussion of our results of operations for the nine months ended September 30, 2011 and recent material developments, see our report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 22, 2011, which is incorporated by reference in this prospectus supplement and other reports on Form 6-K listed under “Incorporation of Certain Documents by Reference.” For a discussion of Petrobras’ results of operations for the nine months ended September 30, 2011 and recent material developments, see Petrobras’ reports on Form 6-K, furnished to the U.S. Securities and Exchange Commission on November 22, 2011, which are incorporated by reference in this prospectus supplement and other reports on Form 6-K listed under “Incorporation of Certain Documents by Reference.”

Petrobras and PifCo’s financial statements as of and for the year ended December 31, 2011 and for all periods thereafter will be prepared in accordance with International Financial Reporting Standards (“IFRS”) and will not be comparable with the U.S. GAAP financial statements and financial information included or incorporated by reference in this prospectus supplement. Petrobras Annual Report on Form 20-F for the year ended December 31, 2011 will include audited financial statements for the three years ended December 31, 2011 in accordance with IFRS.

In November 2011, there was an oil spill in the Frade field operated by Chevron Brasil Upstream Frade Ltda. This field is located in the Campos basin. A federal prosecutor conducted an investigation in connection with the oil spill and initiated a legal proceeding against Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda., the operator of the rig at the time of the spill, claiming R$20 billion in damages. The amount of this claim was attributed to the dispute by the federal prosecutor. We believe that the amount attributed to this claim is unreasonable and disproportionately high in relation to the extension of the damages caused by the spill. Although Petrobras is not a party to this claim, as a joint party of the Consortium of Frade, Petrobras may be contractually liable for 30% of all contingencies in connection with this field. In the event that Chevron is held liable under this claim, we may have to bear up to 30% of the cost of damages paid by Chevron.

On February 9, 2012, the Board of Directors of Petrobras will vote on the election of Mrs. Maria das Graças Silva Foster as the new CEO of Petrobras and there may be additional changes in our management in the near future.

RISK FACTORS

Our annual report on Form 20-F for the year ended December 31, 2010, which is incorporated by reference herein, includes extensive risk factors relating to our business and to Brazil. You should carefully consider those risks and the risks described below, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.

Risks Relating to PifCo’s Debt Securities

The market for the notes may not be liquid.

The 2015 Notes and the 2017 Notes are an issuance of new securities with no established trading market. The 2021 original notes and the 2041 original notes are listed on the NYSE and we intend to apply to list the 2015 Notes and the 2017 Notes on the NYSE. We can make no assurance as to the liquidity of or trading markets for the notes offered by this prospectus supplement. We cannot guarantee that holders will be able to sell their notes in the future. If a market for the notes does not develop, holders may not be able to resell the notes for an extended period of time, if at all.

Restrictions on the movement of capital out of Brazil may impair your ability to receive payments on the guaranties and restrict Petrobras’ ability to make payments to PifCo in U.S. Dollars.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the Brazilian government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.

The Brazilian government imposed remittance restrictions for approximately six months in 1990. The Brazilian government could decide to take similar measures in the future. Similar restrictions, if imposed, could impair or prevent the conversion of payments under the guaranties from reais into U.S. Dollars and the remittance of the U.S. Dollars abroad. In the case that the PifCo noteholders receive payments in reais corresponding to the equivalent U.S. dollar amounts due under PifCo’s notes, it may not be possible to convert these amounts into U.S. dollars. These restrictions, if imposed, could also prevent Petrobras from making funds available to PifCo in U.S. dollars abroad, in which case PifCo may not have sufficient U.S. dollar funds available to make payment on its debt obligations.

In addition, payments by Petrobras under the guaranties in connection with PifCo’s notes do not currently require approval by or registration with the Central Bank of Brazil. The Central Bank of Brazil may nonetheless impose prior approval requirements on the remittance of U.S. Dollars abroad, which could cause delays in such payments.

Petrobras would be required to pay judgments of Brazilian courts enforcing its obligations under the guaranties only in reais.

If proceedings were brought in Brazil seeking to enforce Petrobras’ obligations in respect of the guaranties, Petrobras would be required to discharge its obligations only in reais. Under Brazilian exchange control regulations, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment.

A finding that Petrobras is subject to U.S. bankruptcy laws and that any of the guaranties executed by it was a fraudulent conveyance could result in the relevant PifCo holders losing their legal claim against Petrobras.

PifCo’s obligation to make payments on the notes is guaranteed by Petrobras. Petrobras has been advised by its external U.S. counsel that the guaranties are valid and enforceable in accordance with the laws of the State of New York. In addition, Petrobras has been advised by its general counsel that the laws of Brazil do not prevent the guaranties from being valid, binding and enforceable against Petrobras in accordance with their terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to a guaranty, and Petrobras, at the time it issued the relevant guaranty:

•	was or is insolvent or rendered insolvent by reason of its entry into such guaranty;

•	was or is engaged in business or transactions for which the assets remaining with it constituted unreasonably small capital; or

•	intended to incur or incurred, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature; and

•	in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefor,

then Petrobras’ obligations under such guaranty could be avoided, or claims with respect to such guaranty could be subordinated to the claims of other creditors. Among other things, a legal challenge to a guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by Petrobras as a result of PifCo’s issuance of the series of the notes supported by such guaranty. To the extent that either guaranty is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the series of PifCo notes supported by such guaranty would not have a claim against Petrobras under such guaranty and will solely have a claim against PifCo. Petrobras cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the PifCo holders relating to any avoided portion of the relevant guaranty.

USE OF PROCEEDS

The net proceeds from the sale of the notes, after payment of underwriting discounts and estimated transaction expenses, are expected to be approximately U.S.$7,217,022,500. PifCo intends to use the net proceeds from the sale of the notes for general corporate purposes.

SELECTED FINANCIAL AND OPERATING INFORMATION

This prospectus supplement incorporates by reference the audited consolidated financial statements of PifCo and Petrobras as of and for the years ended December 31, 2010, 2009 and 2008. PifCo’s and Petrobras’ audited consolidated financial statements have been prepared in accordance with U.S. GAAP.

This prospectus supplement incorporates by reference the unaudited consolidated financial statements of PifCo and Petrobras as of and for the nine-month period ended September 30, 2011 and September 30, 2010 prepared in accordance with U.S. GAAP.

PifCo

The selected financial and operating information presented in the tables below have been derived from our audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the years ended December 31, 2010, 2009 and 2008. The data as of September 30, 2011 and 2010 and for the nine months ended September 30, 2011 and 2010 have been derived from our unaudited interim financial statements, incorporated by reference into this prospectus supplement, which in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the operating results to be expected for the entire year. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, PifCo’s audited and unaudited consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

Balance Sheet Data

	As of December 31,			As of September 30,
	2010	2009	2008	2011	2010
	(U.S.$ million)
Assets:
Total current assets	14,438	22,986	30,383	12,985	14,986
Property and equipment, net	1	2	2	—	1
Total other assets	3,543	3,377	2,918	8,230	3,687

Total assets	17,982	26,365	33,303	21,215	18,674

Liabilities and stockholder’s deficit:
Total current liabilities	5,893	13,175	28,012	4,301	6,552
Total long-term liabilities(1)	—	—	—	—	—
Long-term debt(2)	12,431	13,269	5,884	17,588	12,472

Total liabilities	18,324	26,444	33,896	21,889	19,024

Total stockholder’s deficit	(342)	(79)	(593)	(674)	(350)

Total liabilities and stockholder’s deficit	17,982	26,365	33,303	21,215	18,674

(1) Excludes long-term debt. (2) Excludes current portion of long-term debt.

Income Statement Data

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2010	2009	2008	2011	2010
	(U.S.$ million)
Net operating revenue	34,759	28,850	42,443	—	—
Operating income (loss)	(1)	578	(927)	—	—
Financial, net	(258)	(93)	155	(442)	(575)
Net (loss)/income for the year	(262)	487	(772)	(320)	(256)

Petrobras

The selected financial and operating information presented in the tables below have been derived from Petrobras’ audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the years ended December 31, 2010, 2009 and 2008. The data as of September 30, 2011 and 2010 and for the nine months ended September 30, 2011 and 2010 have been derived from Petrobras’ unaudited interim financial statements, incorporated by reference into this prospectus supplement, which in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the operating results to be expected for the entire year. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, Petrobras’ audited and unaudited consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

Balance Sheet Data

	As of December 31,			As of September 30,
	2010	2009	2008	2011	2010
	(U.S.$ million)
Assets:
Total current assets	63,863	42,644	26,758	64,799	65,972
Property, plant and equipment, net	218,567	136,167	84,719	220,306	206,278
Investments in non-consolidated companies and other investments	6,312	4,350	3,198	5,266	5,951
Total non-current assets	19,941	17,109	11,020	18,585	19,935

Total assets	308,683	200,270	125,695	308,956	298,136

Liabilities and shareholders’ equity:
Total current liabilities	33,552	30,965	24,756	35,831	37,481
Total long-term liabilities(1)	31,263	24,844	17,731	30,133	29,710
Long-term debt(2)	60,471	49,041	20,640	67,528	54,131

Total liabilities	125,286	104,850	63,127	133,492	121,322

Shareholders’ equity
Shares authorized and issued:
Preferred share	45,840	15,106	15,106	45,846	44,514
Common share	63,906	21,088	21,088	63,914	62,141
Capital reserve and other comprehensive income	71,748	57,864	25,715	64,404	67,925

Petrobras’ shareholders’ equity	181,494	94,058	61,909	174,164	174,580

Non-controlling interest	1,903	1,362	659	1,300	2,234

Total equity	183,397	95,420	62,568	175,464	176,814

Total liabilities and shareholders’ equity	308,683	200,270	125,695	308,956	298,136

(1)	Excludes long-term debt.
(2)	Excludes current portion of long-term debt.

Income Statement Data

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2010	2009	2008	2011	2010
		(U.S.$ million, except for share and per share data, which are expressed in U.S.$)
Net operating revenues	120,052	91,869	118,257	109,795	88,064
Operating income(1)	24,158	21,869	25,294	21,874	18,250
Net income for the year attributable to Petrobras(2)	19,184	15,504	18,879	17,031	13,288
Weighted average number of shares outstanding:(3)
Common	5,683,061,43	5,073,347,344	5,073,347,344	7,442,454,142	5,090,152,531
Preferred	4,189,764,63	3,700,729,396	3,700,729,396	5,602,042,788	3,713,832,071
Operating income per:(1)(3)
Common and Preferred Shares	2.45	2.49	2.88	1.68	2.07
Common and Preferred ADSs(4)	4.90	4.98	5.76	3.36	4.14
Basic and diluted earnings per:(2)(3)
Common and Preferred Shares	1.94	1.77	2.15	1.31	1.51
Common and Preferred ADSs(4)	3.88	3.54	4.30	2.62	3.02
Cash dividends per:(3)(5)
Common and Preferred shares	0.69	0.59	0.47	0.36	0.34
Common and Preferred ADSs(4)	1.38	1.18	0.94	0.72	0.68

(1)	Beginning in 2008, we have accounted for employee benefit expenses for non-active participants as part of operating expenses rather than non-operating expenses. This reclassification had no effect on our consolidated net income, other than disclosure of our consolidated statements of income. Operating income amounts for all periods give effect to this reclassification.
(2)	Our net income represents our income from continuing operations.
(3)	We carried out a two-for-one stock split on April 25, 2008. Share and per share amounts for all periods give effect to the stock split.
(4)	We carried out a four-for-one reverse stock split in July 2007 that changed the ratio of underlying shares to ADSs from four shares for each ADS to two shares for each ADS. Per share amounts for all periods give effect to the stock split.
(5)	Represents dividends paid during the year.

CAPITALIZATION

PifCo

The following table sets out the consolidated debt and capitalization of PifCo under U.S. GAAP as of September 30, 2011, excluding accrued interest, as adjusted to give effect to the issuance of the €1,250,000,000 4.875% Global Notes due 2018 and the €600,000,000 5.875% Global Notes due 2022 (collectively, the “Euro Notes”) on December 5, 2011 and the £700,000,000 6.250% Global Notes due 2026 (the “Sterling Notes”) on December 12, 2011 and as further adjusted to give effect to the issue of the notes offered hereby.

	As of September 30, 2011
	Actual(1)	As Adjusted for the offering of the Euro Notes and the Sterling Notes	As Further Adjusted for this Offering
	(Unaudited) (U.S.$ thousand)
Short-term debt:
Short-term financing	1,979,271	1,979,271	1,979,271
Current portion of long-term debt	691,638	691,638	691,638

Total	2,670,909	2,670,909	2,670,909

Long-term debt:
Total long-term debt (less current portion)	17,588,690	21,134,915	28,134,915
Stockholder’s deficit:
Capital stock(2)	300,050	300,050	300,050
Additional paid in capital	266,394	266,394	266,394
Accumulated deficit	(1,214,230)	(1,214,230)	(1,214,230)
Other comprehensive income (loss)	(26,684)	(26,684)	(26,684)

Total stockholder’s deficit	(674,470)	(674,470)	(674,470)

Total capitalization	19,585,129	23,131,354	30,131,354

(1)

As part of PifCo’s transition into a finance subsidiary of Petrobras, on August 12, 2011, PifCo transferred to Petrobras International Braspetro B.V., also a subsidiary of Petrobras, two of its wholly-owned subsidiaries, Petrobras Europe Limited and Petrobras Singapore Private Limited. In addition, on September 1, 2011, PifCo terminated the financing program carried out by its subsidiary Petrobras Finance Limited. See “Summary—PifCo.”

(2)	Comprising 300,050,000 shares of common stock, par value U.S.$1.00, which have been authorized and issued.

Petrobras

The following table sets out the consolidated debt and capitalization of PifCo under U.S. GAAP as of September 30, 2011, excluding accrued interest, and as adjusted to give effect to the issuances of the Euro Notes on December 5, 2011 and the Sterling Notes on December 12, 2011 and as further adjusted to give effect to the issue of the notes offered hereby.

	As of September 30, 2011
	Actual	As Adjusted for the offering of the Euro Notes and the Sterling Notes	As Further Adjusted for this Offering
	(Unaudited) (U.S.$ million)
Short-Term Debt:
Short-term debt	10,257	10,257	10,257
Current portion of capital lease obligations	76	76	76

Total	10,333	10,333	10,333

Long-term debt(2):
Foreign currency denominated	37,924	41,471	48,471
Local currency denominated	29,604	29,604	29,604

Total long-term debt	67,528	71,075	78,075

Capital lease obligations (less current portion)	85	85	85
Non-controlling interest	1,300	1,300	1,300
Petrobras’ shareholders’ equity(1)	174,164	174,164	174,164

Total capitalization	253,410	256,957	263,957

(1)

Comprising (a) 7,442,454,142 shares of common stock and (b) 5,602,042,788 shares of preferred stock, in each case with no par value and in each case which have been authorized and issued. These figures include the common shares (including common shares in the form of American Depositary Shares (ADSs)) and preferred shares (including preferred shares in the form of ADSs) issued by Petrobras on September 29, 2010 in connection with Petrobras’ global public offering.

(2)	Long-term debt amounts do not include a R$2.5 billion loan from Caixa Econômica Federal dated November 30, 2011.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements and modifies the description of the general terms and provisions of debt securities and the indenture set forth in the accompanying prospectus, which you should read in conjunction with this prospectus supplement. In addition, we urge you to read the indenture, the amended and restated sixth supplemental indenture in connection with the 2021 Notes, the amended and restated seventh supplemental indenture in connection with the 2041 Notes, the eleventh supplemental indenture in connection with the 2015 Notes and the twelfth supplemental indenture in connection with the 2017 Notes, because they, and not this description, will define your rights as holders of the 2021 Notes, the 2041 Notes, the 2015 Notes and the 2017 Notes, respectively. If the description of the terms of the notes in this summary differs in any way from that in the accompanying prospectus, you should rely on this summary. You may obtain copies of the indenture, the amended and restated sixth supplemental indenture, the amended and restated seventh supplemental indenture, the eleventh supplemental indenture and the twelfth supplemental indenture upon written request to the trustee or with the SEC at the addresses set forth under “Where You Can Find More Information.”

The Amended and Restated Sixth Supplemental Indenture, the Amended and Restated Seventh Supplemental Indenture, the Eleventh Supplemental Indenture and the Twelfth Supplemental Indenture

PifCo will issue the notes under an indenture dated as of December 15, 2006 between PifCo and The Bank of New York Mellon, a New York banking corporation, as trustee, as supplemented by the amended and restated sixth supplemental indenture in the case of the 2021 Notes, the amended and restated seventh supplemental indenture in the case of the 2041 Notes, the eleventh supplemental indenture in the case of the 2015 Notes and the twelfth supplemental indenture in the case of the 2017 Notes, each dated as of the closing date, which provide the specific terms of the notes offered by this prospectus supplement, including granting holders rights against Petrobras under the respective guaranties. Whenever we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by the amended and restated sixth supplemental indenture in the case of the 2021 Notes, the amended and restated seventh supplemental indenture in the case of the 2041 Notes, the eleventh supplemental indenture in the case of the 2015 Notes and the twelfth supplemental indenture in the case of the 2017 Notes.

The 2021 Notes

The title of the 2021 Notes will be the 5.375% Global Notes due 2021;

The 2021 Notes will:

•

be issued in an aggregate principal amount of U.S.$2,750,000,000 and considering the amount of the 2021 original notes outstanding, the aggregate principal amount of this series of notes is U.S.$5,250,000,000.

•	mature on January 27, 2021;

•	bear interest at a rate of 5.375% per annum from January 27, 2012, until maturity or early redemption and until all required amounts due in respect of the 2021 original notes have been paid;

•

Interest on the 2021 Notes will be paid semiannually on January 27 and July 27 of each year (each of which we refer to as an “interest payment date”), commencing on July 27, 2012 and the regular record date for any interest payment date will be the business day preceding that date;

The 2041 Notes

The title of the 2041 Notes will be the 6.750% Global Notes due 2041;

The 2041 Notes will:

•

be issued in an aggregate principal amount of U.S.$1,250,000,000 and considering the amount of the 2041 original notes outstanding, the aggregate principal amount of this series of notes is U.S.$2,250,000,000.

•	mature on January 27, 2041;

•	bear interest at a rate of 6.750% per annum from January 27, 2012, until maturity or early redemption and until all required amounts due in respect of the 2041 original notes have been paid;

•

Interest on the 2041 Notes will be paid semiannually on January 27 and July 27 of each year (each of which we refer to as an “interest payment date”), commencing on July 27, 2012 and the regular record date for any interest payment date will be the business day preceding that date;

The 2015 Notes

The title of the 2015 Notes will be the 2.875% Global Notes due 2015;

The 2015 Notes will:

•	be issued in an aggregate principal amount of U.S.$1,250,000,000;

•	mature on February 6, 2015;

•

bear interest at a rate of 2.875% per annum from February 6, 2012, the date of issuance of the notes, until maturity or early redemption and until all required amounts due in respect of the 2015 Notes have been paid;

•

Interest on the 2015 Notes will be paid semiannually on February 6 and August 6 of each year (each of which we refer to as an “interest payment date”), commencing on August 6, 2012 and the regular record date for any interest payment date will be the business day preceding that date;

The 2017 Notes

The title of the 2017 Notes will be the 3.500% Global Notes due 2017;

The 2017 Notes will:

•	be issued in an aggregate principal amount of U.S.$1,750,000,000;

•	mature on February 6, 2017;

•

bear interest at a rate of 3.500% per annum from February 6, 2012, the date of issuance of the notes, until maturity or early redemption and until all required amounts due in respect of the 2017 Notes have been paid;

•

Interest on the 2017 Notes will be paid semiannually on February 6 and August 6 of each year (each of which we refer to as an “interest payment date”), commencing on August 6, 2012 and the regular record date for any interest payment date will be the business day preceding that date;

General

The notes will be general, senior, unsecured and unsubordinated obligations of PifCo having the following basic terms:

•	be issued in global registered form without interest coupons attached;

•	be issued and may be transferred only in principal amounts of U.S.$2,000 and in integral multiples of U.S.$1,000 in excess thereof;

•	be unconditionally guaranteed by Petrobras on terms comparable to the standby purchase agreements previously entered into by Petrobras pursuant to a guaranty described below under “Guaranties”; and

•

In the case of amounts not paid by PifCo under the indenture and the notes (or Petrobras under the guaranty for the notes), interest will continue to accrue on such amounts at a default rate equal to 0.5% in excess of the interest rate on the notes, from and including the date when such amounts were due and owing and through and excluding the date of payment of such amounts by PifCo or Petrobras.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PifCo’s obligations under the notes and Petrobras’ obligations under the guaranty for the notes.

Guaranties

Petrobras will unconditionally and irrevocably guarantee the full and punctual payment when due, whether at the maturity date of the notes, or earlier or later by acceleration or otherwise, of all of PifCo’s obligations now or hereafter existing under the indenture and the notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses or otherwise. The guaranties will be unsecured and will rank equally with all of Petrobras’ other existing and future unsecured and unsubordinated debt including standby purchase agreements and guaranties previously issued by Petrobras in connection with prior issuances of indebtedness. See “Description of the Guaranties.”

Depositary with Respect to Global Notes

The notes will be issued in global registered form with The Depository Trust Company, or “DTC,” as depositary. For further information in this regard, see “Clearance and Settlement.”

Events of Default

The following events will be events of default with respect to each series of the notes:

•

PifCo does not pay the principal on the notes of such series within three calendar days of its due date and the trustee has not received such amounts from Petrobras under the relevant guaranty by the end of that three-day period.

•

PifCo does not pay interest or other amounts, including any additional amounts, on the notes within 30 calendar days of their due date and the trustee has not received such amounts from Petrobras under the relevant guaranty by the end of that thirty-day period.

•

PifCo or Petrobras remains in breach of any covenant or any other term of the indenture or guaranty for such series for 60 calendar days (inclusive of any cure period contained in any such covenant or other term for compliance thereunder) after receiving a notice of default stating that it is in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of such series of the notes.

•

In case of the 2021 Notes and the 2041 Notes, the maturity of any indebtedness of PifCo or Petrobras or a material subsidiary in a total aggregate principal amount of U.S.$100,000,000 (or its equivalent in another currency) or more is accelerated in accordance with the terms of that indebtedness, it being understood that prepayment or redemption by us or the material subsidiary of any indebtedness is not acceleration for this purpose;

•

In case of the 2015 Notes and the 2017 Notes, the maturity of any indebtedness of PifCo or Petrobras or a material subsidiary in a total aggregate principal amount of U.S.$150,000,000 (or its equivalent in another currency) or more is accelerated in accordance with the terms of that indebtedness, it being understood that prepayment or redemption by us or the material subsidiary of any indebtedness is not acceleration for this purpose;

•

In case of the 2021 Notes and the 2041 Notes, one or more final and non-appealable judgments or final decrees is entered against PifCo, Petrobras or a material subsidiary involving in the aggregate a liability (not paid or fully covered by insurance) of U.S.$100,000,000 (or its equivalent in another currency) or more, and all such judgments or decrees have not been vacated, discharged or stayed within 120 calendar days after rendering of that judgment.

•

In case of the 2015 Notes and the 2017 Notes, one or more final and non-appealable judgments or final decrees is entered against PifCo, Petrobras or a material subsidiary involving in the aggregate a liability (not paid or fully covered by insurance) of U.S.$150,000,000 (or its equivalent in another currency) or more, and all such judgments or decrees have not been vacated, discharged or stayed within 120 calendar days after rendering of that judgment.

•

PifCo, Petrobras or any material subsidiary stop paying or admits that it is generally unable to pay its debts as they become due, is adjudicated or found bankrupt or insolvent or is ordered by a court or passes a resolution to dissolve.

•

PifCo, Petrobras or any material subsidiary commences voluntarily proceedings under any applicable liquidation, insolvency, composition, reorganization or any other similar laws, or files an application for the appointment of an administrator, receiver or other similar official in relation to PifCo, Petrobras or any material subsidiary, or any events occur or action is taken that has effects similar to those events or actions described in this paragraph.

•

PifCo, Petrobras or any material subsidiary enters into any composition or other similar arrangement with its creditors, or proceedings are initiated against PifCo, Petrobras or any material subsidiary under applicable bankruptcy, insolvency or intervention law or law with similar effect and is not discharged or removed within 90 calendar days, or an administrator, receiver or similar official is appointed in relation to, or a distress, execution, attachment, sequestration or other process is levied, enforced upon, sued out or put in force against, the whole or a substantial part of the undertakings or assets of PifCo, Petrobras or any material subsidiary and is not discharged or removed within 90 calendar days, or any events occur or action is taken that has effects similar to those events or actions described in this paragraph.

•

The notes of such series, the indenture, the relevant guaranty, or any part of those documents, ceases to be in full force and effect or binding and enforceable against PifCo or Petrobras, or it becomes unlawful for PifCo or Petrobras to perform any material obligation under any of the foregoing documents to which it is a party.

•	PifCo or Petrobras contests the enforceability of the notes, the indenture or the guaranties, or denies that it has liability under any of the foregoing documents to which it is a party.

•	Petrobras fails to retain at least 51% direct or indirect ownership of the outstanding voting and economic interests (equity or otherwise) of and in PifCo.

For purposes of the events of default:

•

“indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under IFRS, would be a capital lease obligation); and

•

“material subsidiary” means a subsidiary of PifCo or Petrobras which on any given date of determination accounts for more than 10% of Petrobras’ total consolidated assets (as set forth on Petrobras’ most recent balance sheet prepared in accordance with U.S. GAAP or IFRS).

Covenants

PifCo will be subject to the following covenants with respect to the notes:

Payment of Principal and Interest

PifCo will duly and punctually pay the principal of and any premium and interest and other amounts (including any additional amounts in the event withholding and other taxes are imposed in Brazil or the jurisdiction of incorporation of PifCo) on the notes in accordance with the notes and the indenture.

Maintenance of Corporate Existence

PifCo will maintain its corporate existence and take all reasonable actions to maintain all rights, privileges and the like necessary or desirable in the normal conduct of business, activities or operations, unless PifCo’s board of directors determines that preserving PifCo’s corporate existence is no longer desirable in the conduct of PifCo’s business and is not disadvantageous in any material respect to holders.

Maintenance of Office or Agency

So long as notes are outstanding, PifCo will maintain in the Borough of Manhattan, the City of New York, an office or agency where notices to and demands upon it in respect of the indenture and the notes may be served.

Initially, this office will be located at 570 Lexington Avenue, New York, New York 10022-6837. PifCo will not change the designation of the office without prior written notice to the trustee and designating a replacement office in the same general location.

Ranking

PifCo will ensure that the notes will at all times constitute its general senior, unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations (other than obligations preferred by statute or by operation of law).

Use of Proceeds

PifCo intends to use the net proceeds from the sale of the notes for general corporate purposes.

Statement by Officers as to Default and Notices of Events of Default

PifCo will deliver to the trustee, within 90 calendar days after the end of its fiscal year, an officer’s certificate, stating whether or not to the best knowledge of its signers PifCo is in default on any of the terms, provisions and conditions of the indenture or the notes (without regard to any period of grace or requirement of notice provided under the indenture) and, if PifCo (or any obligor) are in default, specifying all the defaults and their nature and status of which the signers may have knowledge. Within 10 calendar days (or promptly with respect to certain events of default relating to PifCo’s insolvency and in any event no later than 10 calendar days), in case of the 2021 Notes and the 2041 Notes, and within 30 calendar days (or promptly with respect to certain events of default relating to PifCo’s insolvency and in any event no later than 30 calendar days) in case of the 2015 Notes and the 2017 Notes, after PifCo becomes aware or should reasonably become aware of the occurrence of any default or event of default under the indenture or the notes, it will notify the trustee in writing of the occurrence of such default or event of default.

Provision of Financial Statements and Reports

In the event that PifCo files any financial statements or reports with the SEC or publishes or otherwise makes such statements or reports publicly available in Brazil, the United States or elsewhere, PifCo will furnish a copy of the statements or reports to the trustee within 15 calendar days of the date of filing or the date the information is published or otherwise made publicly available.

PifCo will provide, together with each of the financial statements delivered as described in the preceding paragraph, an officer’s certificate stating (i) that a review of PifCo’s activities has been made during the period covered by such financial statements with a view to determining whether PifCo has kept, observed, performed and fulfilled its covenants and agreements under this indenture; and (ii) that no event of default, or event which with the giving of notice or passage of time or both would become an event of default, has occurred during that period or, if one or more have actually occurred, specifying all those events and what actions have been taken and will be taken with respect to that event of default or other event.

Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those will not constitute constructive notice of any information contained therein or determinable from information contained therein, including PifCo’s compliance with any of its covenants under the indenture (as to which the trustee is entitled to rely exclusively on officer’s certificates).

Appointment to Fill a Vacancy in Office of Trustee

PifCo, whenever necessary to avoid or fill a vacancy in the office of trustee, will appoint a successor trustee in the manner provided in the indenture so that there will at all times be a trustee with respect to the notes.

Payments and Paying Agents

PifCo will, prior to 3:00 p.m., New York City time, on the business day preceding any payment date of the principal of or interest on the notes or other amounts (including additional amounts), deposit with the trustee a sum sufficient to pay such principal, interest or other amounts (including additional amounts) so becoming due.

Additional Amounts

Except as provided below, PifCo or Petrobras, as applicable, will make all payments of amounts due under the notes and the indenture and each other document entered into in connection with the notes and the indenture without withholding or deducting any present or future taxes, levies, deductions or other governmental charges of any nature imposed by Brazil, the jurisdiction of PifCo’s incorporation or any jurisdiction in which PifCo appoints a paying agent under the indenture, or any political subdivision of such jurisdictions (the “taxing jurisdictions”). If PifCo or Petrobras, as applicable, is required by law to withhold or deduct any taxes, levies, deductions or other governmental charges, PifCo or Petrobras, as applicable, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay the holders any additional amounts necessary to ensure that they receive the same amount as they would have received without such withholding or deduction. For the avoidance of doubt, the foregoing obligations shall extend to payments under the guaranties.

All references to principal, premium, if any, and interest in respect of the notes will be deemed to refer to any additional amounts which may be payable as set forth in the indenture or in the notes.

PifCo or Petrobras, as applicable, will not, however, pay any additional amounts in connection with any tax, levy, deduction or other governmental charge that is imposed due to any of the following (“excluded additional amounts”):

•

the holder has a connection with the taxing jurisdiction other than merely holding the notes, receiving principal or interest payments on the notes, or enforcing any rights with respect to the notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management, present or deemed present within the taxing jurisdiction);

•	any tax imposed on, or measured by, net income;

•

the holder fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the taxing jurisdiction, if (x) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax, levy, deduction or other governmental charge, (y) the holder is able to comply with such requirements without undue hardship and (z) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty will apply, PifCo or Petrobras, as applicable, has notified all holders or the trustee that they will be required to comply with such requirements;

•

the holder fails to present (where presentation is required) its notes within 30 calendar days after PifCo has made available to the holder a payment under the notes and the indenture, provided that PifCo or Petrobras, as applicable, will pay additional amounts which a holder would have been entitled to had the notes owned by such holder been presented on any day (including the last day) within such 30 calendar day period;

•	any estate, inheritance, gift, value added, use or sales taxes or any similar taxes, assessments or other governmental charges;

•

where such taxes, levies, deductions or other governmental charges are imposed on a payment on the notes to, or for, an individual and are required to be made pursuant to Council Directive 2003/48/EC or other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000, on the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such directive;

•

where the holder could have avoided such taxes, levies, deductions or other governmental charges by requesting that a payment on the notes be made by, or presenting the relevant notes for payment to, another paying agent of PifCo located in a member state of the European Union; or

•	where the holder would have been able to avoid the tax, levy, deduction or other governmental charge by taking reasonable measures available to such holder.

PifCo shall promptly pay when due any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any taxing jurisdiction from any payment under the notes or under any other document or instrument referred to in the indenture or from the execution, delivery, enforcement or registration of the notes or any other document or instrument referred to in the indenture. PifCo shall indemnify and make whole the holders for any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies payable by PifCo as provided in this paragraph paid by such holder.

Negative Pledge

So long as any note of a series remains outstanding, PifCo will not create or permit any lien, other than a PifCo permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless PifCo contemporaneously creates or permits such lien to secure equally and ratably its obligations under such series of the notes and the indenture or PifCo provides such other security for such series of the notes as is duly approved by a resolution of the holders of such series of the notes in accordance with the indenture. In addition, PifCo will not allow any of its material subsidiaries to create or permit any lien, other than a PifCo permitted lien, on any of its assets to secure (i) any of its indebtedness, (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless it contemporaneously creates or permits the lien to secure equally and ratably its obligations under each series of the notes and the indenture or PifCo provides such other security for such notes as is duly approved by a resolution of the holders of such series of the notes in accordance with the indenture. This covenant is subject to a number of important exceptions, including an exception that permits PifCo to grant liens in respect of indebtedness the principal amount of which, in the aggregate, together with all other liens not otherwise described in a specific exception, does not exceed 15% of PifCo’s consolidated total assets (as determined in accordance with U.S. GAAP or IFRS) at any time as at which PifCo’s balance sheet is prepared and published in accordance with applicable law.

Limitation on Consolidation, Merger, Sale or Conveyance

PifCo will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of PifCo) to merge with or into it unless:

•

either PifCo is the continuing entity or the person (the “successor company”) formed by the consolidation or into which PifCo is merged or that acquired or leased the property or assets of PifCo will assume (jointly and severally with PifCo unless PifCo will have ceased to exist as a result of that merger, consolidation or amalgamation), by a supplemental indenture (the form and substance of which will be previously approved by the trustee), all of PifCo’s obligations under the indenture and the notes;

•

the successor company (jointly and severally with PifCo unless PifCo will have ceased to exist as part of the merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on the holder solely as a consequence of the consolidation, merger, conveyance, transfer or lease with respect to the payment of principal of, or interest, the notes;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing;

•

PifCo has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the transaction, and each supplemental indenture relating to the transaction, comply with the terms of the indenture dated as of December 15, 2006, and that all conditions precedent provided for in the indenture and relating to the transaction have been complied with; and

•	PifCo has delivered notice of any such transaction to the trustee.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the notes will have occurred and be continuing at the time of the proposed transaction or would result from the transaction:

•

PifCo may merge, amalgamate or consolidate with or into, or convey, transfer, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of PifCo or

•

Petrobras in cases when PifCo is the surviving entity in the transaction and the transaction would not have a material adverse effect on PifCo and its subsidiaries taken as a whole, it being understood that if PifCo is not the surviving entity, PifCo will be required to comply with the requirements set forth in the previous paragraph; or

•

any direct or indirect subsidiary of PifCo may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any person (other than PifCo or any of its subsidiaries or affiliates) in cases when the transaction would not have a material adverse effect on PifCo and its subsidiaries taken as a whole; or

•

any direct or indirect subsidiary of PifCo may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of PifCo or Petrobras; or

•

any direct or indirect subsidiary of PifCo may liquidate or dissolve if PifCo determines in good faith that the liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on PifCo and its subsidiaries taken as a whole and if the liquidation or dissolution is part of a corporate reorganization of PifCo or Petrobras.

PifCo may omit to comply with any term, provision or condition set forth in certain covenants applicable to a series of the notes or any term, provision or condition of the indenture, if before the time for the compliance the holders of at least a majority in principal amount of the outstanding notes of such series waive the compliance, but no waiver can operate except to the extent expressly waived, and, until a waiver becomes effective, PifCo’s obligations and the duties of the trustee in respect of any such term, provision or condition will remain in full force and effect.

As used above, the following terms have the meanings set forth below:

“indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money that has been borrowed or raised (including money raised by acceptances and all leases which, under IFRS, would be a capital lease obligation).

A “guaranty” means an obligation of a person to pay the indebtedness of another person including, without limitation:

•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money or to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

A “PifCo permitted lien” means a:

(a) lien arising by operation of law, such as merchants’, maritime or other similar liens arising in PifCo’s ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(b) lien arising from PifCo’s obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with PifCo’s past practice;

(c) lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(d) lien granted upon or with respect to any assets hereafter acquired by PifCo or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured does not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;

(e) lien granted in connection with indebtedness of a wholly-owned subsidiary owing to PifCo or another wholly-owned subsidiary;

(f) lien existing on any asset or on any stock of any subsidiary prior to the acquisition thereof by PifCo or any subsidiary, so long as the lien is not created in anticipation of that acquisition;

(g) lien existing as of the date of the amended and restated sixth supplemental indenture in the case of the 2021 Notes, as of the date of the amended and restated seventh supplemental indenture in the case of the 2041 Notes; as of the date of the eleventh supplemental indenture in the case of the 2015 Notes and as of the date of the twelfth supplemental indenture in the case of the 2017 Notes;

(h) lien resulting from the indenture or the guaranties, if any;

(i) lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by PifCo, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on those securities for a period of up to 24 months as required by any rating agency as a condition to the rating agency rating those securities as investment grade;

(j) lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by liens referred to in paragraphs (a) through (i) above (but not paragraph (c)), so long as the lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b) and (f), the obligees meet the requirements of the applicable paragraph; and

(k) lien in respect of indebtedness the principal amount of which in the aggregate, together with all other liens not otherwise qualifying as PifCo permitted liens pursuant to another part of this definition of PifCo permitted liens, does not exceed 15% of PifCo’s consolidated total assets (as determined in accordance with U.S. GAAP or IFRS) at any date as at which PifCo’s balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person, is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

Optional Redemption

PifCo will not be permitted to redeem the notes before their stated maturity, except as set forth below. The notes will not be entitled to the benefit of any sinking fund-meaning that we will not deposit money on a regular basis into any separate account to repay your notes. In addition, you will not be entitled to require us to repurchase your notes from you before the stated maturity.

Optional Redemption With “Make-Whole” Amount

PifCo will have the right at our option to redeem any of the notes in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points with respect to the 2021 Notes, plus 35 basis points with respect to the 2041 Notes, plus 35 basis points with respect to the 2015 Notes and plus 35 basis points with respect to the 2017 Notes (in each case, the “Make-Whole Amount”), plus in each case accrued interest on the principal amount of such notes to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Citigroup Global Markets, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC or, in each case, their affiliates, which are primary United States government securities dealers and two other leading primary United States government securities dealers in New York City reasonably designated by us in writing; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the notes to be redeemed on such date. If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as set forth in the indenture.

Redemption for Taxation Reasons

We have the option, subject to certain conditions, to redeem each series of the notes in whole at their principal amount, plus accrued and unpaid interest, if any, to the relevant date of redemption, if and when, as a result of a change in, execution of, or amendment to, any laws or treaties or the official application or interpretation of any laws or treaties, we would be required to pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on such series of the notes. See “Description of Debt Securities-Special Situations-Optional Tax Redemption” in the accompanying prospectus.

The Optional Tax Redemption set forth in the accompanying prospectus shall apply with the reincorporation of PifCo being treated as the adoption of a successor entity. Such redemption shall not be available if the reincorporation was performed in anticipation of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties in such new jurisdiction of incorporation that would result in the obligation to pay additional amounts.

Further Issuances

The indenture by its terms does not limit the aggregate principal amount of securities that may be issued under it and permits the issuance, from time to time, of additional notes (also referred to as add-on notes) of the same series as those offered under this prospectus supplement. The ability to issue add-on notes is subject to several requirements, however, including that (i) no event of default under the indenture or event that with the passage of time or other action may become an event of default (such event being a “default”) will have occurred and then be continuing or will occur as a result of that additional issuance and (ii) the add-on notes will rank pari passu and have equivalent terms and benefits as the notes offered under this prospectus supplement except for the price to the public and the issue date. Any add-on notes with respect to either series of the notes will be part of the same series as such notes that PifCo is currently offering and the holders will vote on all matters in relation to the applicable notes as a single series.

Covenant Defeasance

Any restrictive covenants of the indenture may be defeased as described in the accompanying prospectus.

Conversion

The notes will not be convertible into, or exchangeable for, any other securities.

Listing

The 2021 original notes and the 2041 original notes are listed on the New York Stock Exchange, or the “NYSE” under the symbol “PBR/21” and “PBR/41”, respectively, and PifCo intends to apply to have the 2015 Notes and the 2017 Notes approved for listing on the NYSE.

Currency Rate Indemnity

PifCo has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any notes is expressed in a currency (the “judgment currency”) other than U.S. Dollars (the “denomination currency”), PifCo will indemnify the relevant holder against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from PifCo’s other obligations under the indenture, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant note or under any judgment or order described above.

The Trustee and the Paying Agent

The Bank of New York Mellon, a New York banking corporation, is the trustee under the indenture and has been appointed by PifCo as registrar and paying agent with respect to the notes. The address of the trustee is 101 Barclay Street, 4E, New York, New York, 10286. PifCo will at all times maintain a paying agent in New York City until the notes are paid.

Any corporation or association into which the trustee may be merged or converted or with which it may be consolidated, or any corporation or association resulting from any merger, conversion or consolidation to which the trustee shall be a party, or any corporation or association to which all or substantially all of the corporate trust business of the trustee may be sold or otherwise transferred, shall be the successor trustee hereunder without any further act.

CLEARANCE AND SETTLEMENT

Book-Entry Issuance

Except under the limited circumstances described below, all notes will be book-entry notes. This means that the actual purchasers of the notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive (paper) form. Instead, upon issuance, all the notes will be represented by one or more fully registered global notes.

Each global note will be deposited directly with The Depository Trust Company, a securities depositary, and will be registered in the name of DTC’s nominee. Global notes may also be deposited indirectly with Clearstream, Luxembourg and Euroclear, as indirect participants of DTC. For background information regarding DTC and Clearstream, Luxembourg and Euroclear, see “—Depository Trust Company” and “—Clearstream, Luxembourg and Euroclear” below. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC will be the only registered holder of the 2021 Notes, the 2041 Notes, the 2015 Notes and the 2017 Notes and will be considered the sole representative of the beneficial owners of the notes for purposes of the indenture. For an explanation of the situations in which a global note will terminate and interests in it will be exchanged for physical certificates representing the notes, see “Legal Ownership—Global Securities” in the accompanying prospectus.

The registration of the global notes in the name of DTC’s nominee will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held in the United States, is used because it eliminates the need for physical movement of securities certificates. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability of beneficial holders to transfer the notes.

In this prospectus supplement, unless and until definitive (paper) notes are issued to the beneficial owners as described below, all references to “registered holders” of notes shall mean DTC. PifCo, Petrobras, the trustee and any paying agent, transfer agent or registrar may treat DTC as the absolute owner of the notes for all purposes.

Primary Distribution

Payment Procedures

Payment for the notes will be made on a delivery versus payment basis.

Clearance and Settlement Procedures

DTC participants that hold securities through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System. Notes will be credited to the securities custody accounts of these DTC participants against payment in the same-day funds, for payments in U.S. Dollars, on the settlement date.

Secondary Market Trading

We understand that secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System. If payment is made in U.S. Dollars, settlement will be free of payment. If payment is made in other than U.S. Dollars, separate payment arrangements outside of the DTC system must be made between the DTC participants involved.

The Depository Trust Company

The policies of DTC will govern payments, transfers, exchange and other matters relating to the beneficial owner’s interest in the notes held by that owner. Neither the Trustee, Registrar, Paying Agent, Transfer Agent nor we have any responsibility for any aspect of the actions of DTC or any of their direct or indirect participants. Neither the Trustee, Registrar, Paying Agent, Transfer Agent nor we have any responsibility for any aspect of the records kept by DTC or any of their direct or indirect participants. In addition, neither the Trustee, Registrar, Paying Agent, Transfer Agent nor we supervise DTC in any way. DTC and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. Investors should be aware that DTC and its participants are not obligated to perform these procedures and may modify them or discontinue them at any time. The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

DTC has advised us as follows:

•	DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

•

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

•

Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

•	Indirect access to the DTC system is also available to banks, brokers, dealer and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg and Euroclear

Clearstream, Luxembourg has advised that: it is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier); it holds securities for its customers and facilitates the clearance and settlement of securities transactions among them, and does so through electronic book-entry transfers between the accounts of its customers, thereby eliminating the need for physical movement of certificates; it provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities; it interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships; its customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries; its U.S. customers are limited to securities brokers and dealers and banks; and indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

Euroclear has advised that: it is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financière) and the National Bank of Belgium (Banque Nationale de Belgique); it holds securities for its participants and facilitates the clearance and settlement of securities transactions among them; it does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates; it provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management; it interfaces with the domestic markets of several countries; its customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries; indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers; and all securities in Euroclear are held on a fungible basis, which means that specific certificates are not matched to specific securities clearance accounts.

Clearance and Settlement Procedures

We understand that investors that hold their notes through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures that are applicable to securities in registered form. Notes will be credited to the securities custody accounts of Clearstream, Luxembourg and Euroclear participants on the business day following the settlement date for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

We understand that secondary market trading between Clearstream, Luxembourg and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear. Secondary market trading will be settled using procedures applicable to securities in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream, Luxembourg and Euroclear on business days. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States or Brazil.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States or Brazil. U.S. and Brazilian investors who wish to transfer their interests in the notes, or to make or receive a payment or delivery of the notes on a particular day may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of participants in Clearstream, Luxembourg or Euroclear in accordance with the relevant systemic rules and procedures, to the extent received by its depositary. Clearstream, Luxembourg or the Euroclear, as the case may be, will take any other action permitted to be taken by a registered holder under the indenture on behalf of a Clearstream, Luxembourg or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the debt securities among participants of Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

DESCRIPTION OF THE GUARANTIES

General

In connection with the execution and delivery of the amended and restated sixth supplemental indenture, the amended and restated seventh supplemental indenture, the eleventh supplemental indenture and the twelfth supplemental indenture, Petrobras will guarantee the 2021 Notes, the 2041 Notes, the 2015 Notes and the 2017 Notes (each, a “guaranty” and together, the “guaranties”) for the benefit of the holders.

The guaranties will provide that Petrobras will unconditionally and irrevocably guarantee the notes on the terms and conditions described below.

The following summary describes the material provisions of the guaranties. You should read the more detailed provisions of the applicable guaranty, including the defined terms, for provisions that may be important to you. This summary is subject to, and qualified in its entirety by reference to, the provisions of the applicable guaranty.

Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PifCo’s obligations under the 2021 Notes, the 2041 Notes, the 2015 Notes and the 2017 Notes, as applicable, or Petrobras’ obligations under the guaranties.

Ranking

The obligations of Petrobras under the guaranties will constitute general unsecured obligations of Petrobras which at all times will rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranties.

Nature of Obligation

Petrobras will unconditionally and irrevocably guarantee the full and punctual payment when due, whether at the maturity date of the notes, or earlier or later by acceleration or otherwise, of all of PifCo’s obligations now or hereafter existing under the indenture and the notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses, tax payments or otherwise (such obligations being referred to as the “guaranteed obligations”).

The obligation of Petrobras to pay amounts in respect of the guaranteed obligations will be absolute and unconditional upon failure of PifCo to make, at the maturity date of the 2021 Notes, the 2041 Notes, the 2015 Notes and the 2017 Notes, as applicable, or earlier upon any acceleration of the applicable notes in accordance with the terms of the indenture, any payment in respect of principal, interest or other amounts due under the indenture and the applicable series of the notes on the date any such payment is due. If PifCo fails to make payments to the trustee in respect of the guaranteed obligations, Petrobras will, upon notice from the trustee, immediately pay to the trustee such amount of the guaranteed obligations payable under the indenture and the notes. All amounts payable by Petrobras under the guaranties will be payable in U.S. Dollars and in immediately available funds to the trustee. Petrobras will not be relieved of its obligations under either guaranty unless and until the trustee receives all amounts required to be paid by Petrobras under such guaranty (and any related event of default under the indenture has been cured), including payment of the total non-payment overdue interest.

Events of Default

There are no events of default under the guaranties. The amended and restated sixth supplemental indenture, the amended and restated seventh supplemental indenture, the eleventh supplemental indenture and the twelfth supplemental indenture, however, contain events of default relating to Petrobras that may trigger an event of default and acceleration of the 2021 Notes, the 2041 Notes, the 2015 Notes and the 2017 Notes. See “Description of Debt Securities—Default and Related Matters—Events of Default” in the accompanying prospectus. Upon any such acceleration (including any acceleration arising out of the insolvency or similar events relating to Petrobras), if PifCo fails to pay all amounts then due under the 2021 Notes, the 2041 Notes, the 2015 Notes and the 2017 Notes, as applicable, and the indenture, Petrobras will be obligated to make such payments pursuant to the relevant guaranty.

Covenants

For so long as any of the 2021 Notes, the 2041 Notes, the 2015 Notes and the 2017 Notes, as applicable, are outstanding and Petrobras has obligations under the guaranties, Petrobras will, and will cause each of its subsidiaries, as applicable, to comply with the terms of the following covenants:

Performance Obligations under the Guaranties and Indenture

Petrobras will pay all amounts owed by it and comply with all its other obligations under the terms of the relevant guaranty and the indenture in accordance with the terms of those agreements.

Maintenance of Corporate Existence

Petrobras will maintain in effect its corporate existence and all necessary registrations and take all actions to maintain all rights, privileges, titles to property, franchises, concessions and the like necessary or desirable in the normal conduct of its business, activities or operations. However, this covenant will not require Petrobras to maintain any such right, privilege, title to property or franchise if the failure to do so does not, and will not, have a material adverse effect on Petrobras taken as a whole or have a materially adverse effect on the rights of the holders of the notes.

Maintenance of Office or Agency

So long as a series of the notes is outstanding, Petrobras will maintain in the Borough of Manhattan, The City of New York, an office or agency where notices to and demands upon Petrobras in respect of the guaranty for such series may be served. Initially this office will be located at Petrobras’ existing principal U.S. office at 570 Lexington Avenue, 43rd Floor, New York, New York 10022-6837. Petrobras will agree not to change the designation of their office without prior written notice to the trustee and designation of a replacement office in the same general location.

Ranking

Petrobras will ensure at all times that its obligations under the guaranties will be its general senior unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all other present and future senior unsecured and unsubordinated obligations of Petrobras (other than obligations preferred by statute or by operation of law) that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranties.

Notice of Certain Events

Petrobras will give written notice to the trustee, as soon as is practicable and in any event within ten calendar days after Petrobras becomes aware, or should reasonably become aware, of the occurrence of any event of default or a default under the indenture, accompanied by a certificate of Petrobras setting forth the details of that event of default or default and stating what action Petrobras proposes to take with respect to it.

Provision of Financial Statements and Reports

Petrobras will provide to the trustee, in English or accompanied by a certified English translation thereof, (i) within 90 calendar days after the end of each fiscal quarter (other than the fourth quarter), its unaudited and consolidated balance sheet and statement of income calculated in accordance with U.S. GAAP or IFRS, if Petrobras adopts IFRS as its primary reporting or accounting standard in reports filed with the SEC, (ii) within 120 calendar days after the end of each fiscal year, its audited and consolidated balance sheet and statement of income calculated in accordance with U.S. GAAP or IFRS and (iii) such other financial data as the trustee may reasonably request.

Petrobras will provide, together with each of the financial statements delivered as described in the preceding paragraph, an officers’ certificate stating that a review of Petrobras’ and PifCo’s activities has been made during the period covered by such financial statements with a view to determining whether Petrobras and PifCo have kept, observed, performed and fulfilled their covenants and agreements under the guaranties and the indenture, as applicable, and that no event of default has occurred during such period.

In addition, whether or not Petrobras is required to file reports with the SEC, Petrobras will file with the SEC and deliver to the trustee (for redelivery to all holders of the notes, upon written request, of the 2021 Notes, the 2041 Notes, the 2015 Notes and the 2017 Notes, as applicable) all reports and other information it would be required to file with the SEC under the Exchange Act if it were subject to those regulations. If the SEC does not permit the filing described above, Petrobras will provide annual and interim reports and other information to the trustee within the same time periods that would be applicable if Petrobras were required and permitted to file these reports with the SEC.

Upon written request of any holder or The Depository Trust Company, the reports and other information described above shall be delivered to DTC at 55 Water Street, 25th Floor, New York, NY 10041, Attention: Proxy Department, or such other address as DTC may provide to the trustee in writing.

Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those shall not constitute constructive notice of any information contained in them or determinable from information contained therein, including Petrobras’ compliance with any of its covenants in the guaranties (as to which the trustee is entitled to rely exclusively on officer’s certificates).

Negative Pledge

So long as any note remains outstanding, Petrobras will not create or permit any lien, other than a Petrobras permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably its obligations under the guaranties or Petrobras provides other security for its obligations under the guaranties as is duly approved by a resolution of the holders of each series of the notes in accordance with the indenture. In addition, Petrobras will not allow any of its material subsidiaries to create or permit any lien, other than a Petrobras permitted lien, on any of Petrobras’ assets to secure (i) any of its indebtedness, (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably Petrobras’ obligations under the guaranties or Petrobras provides such other security for its obligations under the guaranties as is duly approved by a resolution of the holders of each series of the notes in accordance with the indenture.

As used in this “Negative Pledge” section, the following terms have the respective meanings set forth below:

A “guaranty” means an obligation of a person to pay the indebtedness of another person including without limitation:

•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money, to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.

“Indebtedness” means any obligation (whether present or future, actual or contingent and including, without limitation, any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under IFRS, would constitute a capital lease obligation).

A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.

A “project financing” of any project means the incurrence of indebtedness relating to the exploration, development, expansion, renovation, upgrade or other modification or construction of such project pursuant to which the providers of such indebtedness or any trustee or other intermediary on their behalf or beneficiaries designated by any such provider, trustee or other intermediary are granted security over one or more qualifying assets relating to such project for repayment of principal, premium and interest or any other amount in respect of such indebtedness.

A “qualifying asset” in relation to any project means:

•

any concession, authorization or other legal right granted by any governmental authority to Petrobras or any of Petrobras’ subsidiaries, or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

•

any drilling or other rig, any drilling or production platform, pipeline, marine vessel, vehicle or other equipment or any refinery, oil or gas field, processing plant, real property (whether leased or owned), right of way or plant or other fixtures or equipment;

•

any revenues or claims that arise from the operation, failure to meet specifications, failure to complete, exploitation, sale, loss or damage to, such concession, authorization or other legal right or such drilling or other rig, drilling or production platform, pipeline, marine vessel, vehicle or other equipment or refinery, oil or gas field, processing plant, real property, right of way, plant or other fixtures or equipment or any contract or agreement relating to any of the foregoing or the project financing of any of the foregoing (including insurance policies, credit support arrangements and other similar contracts) or any rights under any performance bond, letter of credit or similar instrument issued in connection therewith;

•

any oil, gas, petrochemical or other hydrocarbon-based products produced or processed by such project, including any receivables or contract rights arising therefrom or relating thereto and any such product (and such receivables or contract rights) produced or processed by other projects, fields or assets to which the lenders providing the project financing required, as a condition therefore, recourse as security in addition to that produced or processed by such project; and

•

shares or other ownership interest in, and any subordinated debt rights owing to Petrobras by, a special purpose company formed solely for the development of a project, and whose principal assets and business are constituted by such project and whose liabilities solely relate to such project.

A “Petrobras permitted lien” means a:

(a) lien granted in respect of indebtedness owed to the Brazilian government, Banco Nacional de Desenvolvimento Econômico e Social or any official government agency or department of Brazil or of any state or region of Brazil;

(b) lien arising by operation of law, such as merchants’, maritime or other similar liens arising in Petrobras’ ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

(c) lien arising from Petrobras’ obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with Petrobras’ past practice;

(d) lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

(e) lien granted upon or with respect to any assets hereafter acquired by Petrobras or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured will not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;

(f) lien granted in connection with the indebtedness of a wholly-owned subsidiary owing to Petrobras or another wholly-owned subsidiary;

(g) lien existing on any asset or on any stock of any subsidiary prior to its acquisition by Petrobras or any subsidiary so long as that lien is not created in anticipation of that acquisition;

(h) lien over any qualifying asset relating to a project financed by, and securing indebtedness incurred in connection with, the project financing of that project by Petrobras, any of Petrobras’ subsidiaries or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

(i) lien existing as of the date of the amended and restated sixth supplemental indenture in the case of the 2021 Notes, as of the date of the amended and restated seventh supplemental indenture in the case of the 2041 Notes; as of the date of the eleventh supplemental indenture in the case of the 2015 Notes and as of the date of the twelfth supplemental indenture in the case of the 2017 Notes;

(j) lien resulting from the indenture, the notes, and the guaranties, if any;

(k) lien, incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by PifCo, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on such securities for a period of up to 24 months as required by any rating agency as a condition to such rating agency rating such securities investment grade, or as is otherwise consistent with market conditions at such time, as such conditions are satisfactorily demonstrated to the trustee;

(l) lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by any lien referred to in paragraphs (a) through (k) above (but not paragraph (d)), provided that such lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b), (c) and (g), the obligees meet the requirements of that paragraph, and in the case of paragraph (h), the indebtedness is incurred in connection with a project financing by Petrobras, any of Petrobras’ subsidiaries or any consortium or other venture in which Petrobras or any subsidiary have any ownership or other similar interest; and

(m) lien in respect of indebtedness the principal amount of which in the aggregate, together with all liens not otherwise qualifying as Petrobras permitted liens pursuant to another part of this definition of Petrobras permitted liens, does not exceed 15% of Petrobras’ consolidated total assets (as determined in accordance with U.S. GAAP or IFRS) at any date as at which Petrobras’ balance sheet is prepared and published in accordance with applicable law.

A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.

Limitation on Consolidation, Merger, Sale or Conveyance

Petrobras will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of Petrobras) to merge with or into it unless:

•

either Petrobras is the continuing entity or the person (the “successor company”) formed by such consolidation or into which Petrobras is merged or that acquired or leased such property or assets of Petrobras will assume (jointly and severally with Petrobras unless Petrobras will have ceased to exist as a result of such merger, consolidation or amalgamation), by an amendment to the applicable guaranty (the form and substance of which will be previously approved by the trustee), all of Petrobras’ obligations under such guaranty;

•

the successor company (jointly and severally with Petrobras unless Petrobras will have ceased to exist as part of such merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on such holder solely as a consequence of such consolidation, merger, conveyance, transfer or lease with respect to the payment of principal of, or interest on, the 2021 Notes, the 2041 Notes, the 2015 Notes or the 2017 Notes, as applicable;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing;

•

Petrobras has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the transaction and the amendment to the applicable guaranty comply with the terms of the applicable guaranty and that all conditions precedent provided for in such guaranty and relating to such transaction have been complied with; and

•	Petrobras has delivered notice of any such transaction to the trustee.

Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the 2021 Notes, the 2041 Notes, the 2015 Notes or the 2017 Notes, as applicable, has occurred and is continuing at the time of such proposed transaction or would result therefrom and Petrobras has delivered notice of any such transaction to the trustee:

•

Petrobras may merge, amalgamate or consolidate with or into, or convey, transfer, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of Petrobras in cases when Petrobras is the surviving entity in such transaction and such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as whole, it being understood that if Petrobras is not the surviving entity, Petrobras will be required to comply with the requirements set forth in the previous paragraph; or

•

any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any person (other than Petrobras or any of its subsidiaries or affiliates) in cases when such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as a whole; or

•

any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of Petrobras; or

•

any direct or indirect subsidiary of Petrobras may liquidate or dissolve if Petrobras determines in good faith that such liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on Petrobras and its subsidiaries taken as a whole and if such liquidation or dissolution is part of a corporate reorganization of Petrobras.

Amendments

The guaranties may only be amended or waived in accordance with their terms pursuant to a written document which has been duly executed and delivered by Petrobras and the trustee, acting on behalf of the holders of the 2021 Notes, the 2041 Notes, the 2015 Notes or the 2017 Notes, as applicable. Because the guaranties form part of the indenture, they may be amended by Petrobras and the trustee, in some cases without the consent of the holders of the applicable notes. See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

Except as contemplated above, the indenture will provide that the trustee may execute and deliver any other amendment to the guaranties or grant any waiver thereof only with the consent of the holders of a majority in aggregate principal amount the 2021 Notes, the 2041 Notes, the 2015 Notes or the 2017 Notes then outstanding, as applicable.

Governing Law

The guaranties will be governed by the laws of the State of New York.

Jurisdiction

Petrobras has consented to the non-exclusive jurisdiction of any court of the State of New York or any U.S. federal court sitting in the Borough of Manhattan, The City of New York, New York, United States and any appellate court from any thereof. Service of process in any action or proceeding brought in such New York State federal court sitting in New York City may be served upon Petrobras at Petrobras’ New York office located at 570 Lexington Avenue, 43rd Floor, New York, New York 10022-6837. The guaranties provide that if Petrobras no longer maintains an office in New York City, then it will appoint a replacement process agent within New York City as its authorized agent upon which process may be served in any action or proceeding.

Waiver of Immunities

To the extent that Petrobras may in any jurisdiction claim for itself or its assets immunity from a suit, execution, attachment, whether in aid of execution, before judgment or otherwise, or other legal process in connection with the guaranties (or any document delivered pursuant thereto) and to the extent that in any jurisdiction there may be immunity attributed to Petrobras, PifCo or their assets, whether or not claimed, Petrobras has irrevocably agreed with the trustee, for the benefit of the holders, not to claim, and to irrevocably waive, the immunity to the full extent permitted by law.

Currency Rate Indemnity

Petrobras has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any of its obligations under the guaranties is expressed in a currency (the “judgment currency”) other than U.S. Dollars (the “denomination currency”), Petrobras will indemnify the trustee, on behalf of the relevant holders, against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from Petrobras’ other obligations under the guaranties, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in the underwriting agreement dated February 1, 2012, by and among PifCo, Petrobras, BB Securities Ltd., with offices at 4th Floor, Pinners Hall, 105-108 Old Broad Street, London, EC2N 1ER, United Kingdom, Citigroup Global Markets Inc., with offices at 388 Greenwich Street, New York, NY 10013, Itau BBA USA Securities, Inc., with offices at 767 5th Avenue, 50th Floor, New York, NY 10153, J.P. Morgan Securities LLC, with offices at 383 Madison Avenue, New York, NY 10179, Morgan Stanley & Co. LLC, with offices at 1585 Broadway, New York, NY 10036, Santander Investment Securities Inc., with offices at 45 East 53rd Street, New York, NY 10022, Banco Votorantim Nassau Branch, with offices at Centre of Commerce Building (Hilton building), Suite 401, 4th Floor, Bay Street, P.O. Box N-951 and Mitsubishi UFJ Securities (USA), Inc., with offices at 1633 Broadway, 29th Floor, New York, NY 10019, each underwriter has severally agreed to purchase, and PifCo has agreed to sell to the underwriters, the number of notes set forth opposite the name of such underwriters below:

Underwriters	Principal Amount of the 2021 Notes		Principal Amount of the 2041 Notes		Principal Amount of the 2015 Notes		Principal Amount of the 2017 Notes
BB Securities Ltd.	U.S.$	440,000,000	U.S.$	200,000,000	U.S.$	200,000,000	U.S.$	280,000,000
Citigroup Global Markets Inc.		440,000,000		200,000,000		200,000,000		280,000,000
Itau BBA USA Securities, Inc.		440,000,000		200,000,000		200,000,000		280,000,000
J.P. Morgan Securities LLC		440,000,000		200,000,000		200,000,000		280,000,000
Morgan Stanley & Co. LLC		440,000,000		200,000,000		200,000,000		280,000,000
Santander Investment Securities Inc.		440,000,000		200,000,000		200,000,000		280,000,000
Banco Votorantim Nassau Branch.		55,000,000		25,000,000		25,000,000		35,000,000
Mitsubishi UFJ Securities (USA), Inc.		55,000,000		25,000,000		25,000,000		35,000,000

Total	U.S.$	2,750,000,000	U.S.$	1,250,000,000	U.S.$	1,250,000,000	U.S.$	1,750,000,000

The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the notes is subject to, among other conditions, the delivery of certain legal opinions by its counsel. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any notes are taken. The notes will initially be offered at the price indicated on the cover page of this prospectus supplement. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

BB Securities Ltd. is not a broker-dealer registered with the SEC and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that BB Securities Ltd. intends to effect sales of the notes in the United States, BB Securities Ltd. will do so only through Banco do Brasil Securities LLC or one or more U.S. registered broker-dealers or otherwise, as permitted by applicable U.S. law.

Banco Votorantim S.A., Nassau Branch is not a broker-dealer registered with the SEC and therefore may not make any sales in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Banco Votorantim S.A. Nassau Branch intends to effect sales of the notes in the United States, Banco Votorantim S.A. Nassau Branch will do so only through Banco Votorantim Securities, Inc., its selling agent, or one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. law.

The underwriting agreement provides that PifCo and Petrobras will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the underwriters may be required to make in respect of the underwriting agreement.

PifCo has been advised by the underwriters that the underwriters intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. In addition, such market-making activity will be subject to the limits imposed by the Exchange Act. Accordingly, no assurance can be given as to the liquidity of, or the development or continuation of trading markets for, the notes.

In connection with this offering, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may bid for and purchase notes in the open market to stabilize the price of the notes. The underwriters may also over-allot this offering, creating a short position, and may bid for and purchase notes in the open market to cover the short position. In addition, the underwriters may bid for and purchase the notes in market-making transactions and impose penalty bids. These activities may stabilize and maintain the market price of the notes above market levels that may otherwise prevail. The underwriters are not required to engage in these activities, and may end these activities at any time.

The underwriters and their affiliates have from time to time in the past provided, and may in the future provide, investment banking, financial advisory, commercial banking and other services to Petrobras, PifCo and their affiliates for which the underwriters have received or expect to receive customary fees.

Subject to applicable SEC and FINRA rules, certain of the underwriters and/or their affiliates may enter into derivative transactions in connection with the notes, acting at the order and for the account of their clients, pursuant to the terms agreed to between such underwriter and its respective client. Such underwriters and/or their affiliates may also purchase some of the notes as a hedge for such transactions. Such transactions may have an effect on demand, price or other terms of the offering.

The initial purchasers and/or their affiliates may acquire the notes for their own property accounts. Such acquisitions may have an effect on demand for and the price of the notes.

The expenses of the offering, excluding the underwriting discount, are estimated to be U.S.$1,500,000 and will be borne by PifCo.

In compliance with FINRA guidelines, the maximum compensation to the underwriters or agents in connection with the sale of the notes pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total offering price to the public of the notes as set forth on the cover page of this prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

The notes are offered for sale in the United States and other jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come and investors in the notes should inform themselves about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

The underwriters have agreed that they have not offered, sold or delivered, and they will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on PifCo except as set forth in the underwriting agreement.

Neither PifCo nor the underwriters have represented that the notes may be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption, or assumes any responsibility for facilitating these sales.

The underwriters propose to offer the notes initially at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a selling concession not in excess of 0.25% of the principal amount of the notes. After the initial public offering of the notes, the public offering price and concession and discount to dealers may be changed.

European Economic Area

In relation to each Member State that has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any notes which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive.

•

by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of PifCo for any such offer; or

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospective Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer;

•	provided that no such offer of notes shall result in a requirement for the publication by PifCo or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase any notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive, the expression Prospectus Directive means Directive 2003/71/EU (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Cayman Islands

No invitation may be made to the public in the Cayman Islands to subscribe for any of the notes.

United Kingdom

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, following within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The underwriters have represented and agreed that: (i) they have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 (the “FSMA”) received by them in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to PifCo and (ii) they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the notes in, from or otherwise involving the United Kingdom.

Switzerland

The offering and sale of the notes will be made in Switzerland on the basis of a private placement, not as a public offering. The notes will not be listed on the SWX Swiss Exchange. Neither this prospectus supplement nor the accompanying prospectus, therefore, constitutes a prospectus within the meaning of Art. 652a or 1156 of the Swiss Federal Code of Obligations or Arts. 32 et seq. of the Listing Rules of the SWX Swiss Exchange.

Hong Kong

This prospectus supplement and the accompanying prospectus have not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance or to any persons in the circumstances referred to in clause (b) above.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore, and the notes will be offered in Singapore pursuant to the exceptions under Section 274 and Section 275 of the Securities and Futures Act of Singapore, Chapter 289 (the “SFA”). Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor specified in Section 274 of the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Japan

The notes offered in this offering memorandum have not been registered under the Securities and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Brazil

The underwriters have not offered or sold, and will not offer or sell any notes in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The notes have not been, and will not be, registered with the Comissão de Valores Mobiliários.

Chile

The Company and the notes are not registered in the securities registry maintained by the Superintendecia de Valores y Seguros de Chile (Chilean Securities and Insurance Superintendency or “SVS”) pursuant to the Securities Market Law of Chile, as amended, nor subject to the oversight of the SVS.

TAXATION

The following discussion summarizes certain U.S. federal income, Brazilian and Cayman Islands tax considerations that may be relevant to the ownership and disposition of the notes acquired in this offering for the original price. This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisors about the tax consequences of holding the notes, including the relevance to your particular situation of the considerations discussed below, as well as of any other tax laws. There currently are no income tax treaties between Brazil and the United States. Although the tax authorities of Brazil and the United States have had recent discussions that may culminate in such a treaty, we cannot assure you as to whether or when a treaty will enter into force or how it will affect holders of the notes.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a note that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a domestic corporation or an entity otherwise subject to U.S. federal income taxation on a net income basis in respect of the note (a “U.S. Holder”). This summary addresses only U.S. Holders that purchase notes as part of the initial offering, and that hold such notes as capital assets. The summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks or other financial institutions, tax-exempt entities, partnerships (or entities treated as a partnership for U.S. federal income tax purposes) or partners therein, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold the notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. Dollar. A “Non-U.S. Holder” is a beneficial owner of the notes (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

This summary is based on the Internal Revenue Code of 1986, as amended, existing, proposed and temporary U.S. Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change (possibly with retroactive effect) or to differing interpretations, which could affect the U.S. federal income tax consequences described herein.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICATION TO THEIR PARTICULAR CIRCUMSTANCES OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF U.S. FEDERAL ESTATE, GIFT AND ALTERNATIVE MINIMUM TAX LAWS, U.S. STATE AND LOCAL TAX LAWS AND FOREIGN TAX LAWS.

Payments of Interest and Additional Amounts

Payments of interest on a note (which may include additional amounts) generally will be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

It is expected that the notes will not be considered as issued with original issue discount (“OID”) in excess of a de minimis amount. In general, however, if the notes are issued with OID that is more than a de minimis amount, regardless of a U.S. Holder’s regular method of accounting for U.S. federal income tax purposes, such holder will have to include OID as ordinary gross income under a “constant yield method” before the receipt of cash attributable to such income.

Interest income in respect of the notes generally will constitute foreign-source income for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Such income generally will constitute “passive category income” for foreign tax credit purposes. The calculation and availability of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of such deduction involves the application of complex rules that depend on the U.S. Holder’s particular circumstances. In addition, foreign tax credits generally will not be allowed for certain short-term or hedged positions in the notes.

U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits or deductions in respect of foreign taxes and the treatment of additional amounts.

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest income earned in respect of notes so long as such income is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States. Non-U.S. Holders should consult their own tax advisors in the event interest income with respect to the notes is effectively connected with their trade or business in the United States.

Sale or Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of a note in an amount equal to the difference between the U.S. dollar value of the amount realized upon such disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as ordinary income to the extent not previously included in gross income) and such U.S. Holder’s tax basis in the note as determined in U.S. dollars. A U.S. Holder’s tax basis in the note will generally equal such U.S. Holder’s purchase price of the Note reduced by any amortizable bond premium (as described below) previously amortized by the U.S. Holder with respect to the note. Subject to the discussion in the next paragraph, gain or loss realized by a U.S. Holder on the disposition of a Note generally will be long-term capital gain or loss if, at the time of the disposition, the Note has been held for more than one year. The net amount of long-term capital gain realized by an individual U.S. Holder generally is subject to tax at a reduced rate which rates currently are scheduled to increase on January 1, 2013. The deductibility of capital losses is subject to limitations.

Capital gain or loss recognized by a U.S. Holder generally will be U.S.-source gain or loss. Consequently, if any such gain is subject to foreign withholding tax, a U.S. Holder may not be able to credit the tax against its U.S. federal tax liability unless such credit can be applied (subject to applicable limitation) against tax due on other income treated as derived from foreign sources. U.S. Holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the notes.

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of notes so long as (i) such gain is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition. Non-U.S. Holders should consult their own tax advisors in the event either of the foregoing conditions applies.

Notes Purchased at a Premium

A U.S. Holder that purchases a note at a price (excluding pre-issuance accrued interest) greater than its principal amount will be considered to have purchased the note at a premium, and may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the note. Such election, once made, generally applies to all bonds held or subsequently acquired by the U.S. Holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service (“IRS”). A U.S. Holder that elects to amortize such premium must reduce its tax basis in a note by the amount of the premium amortized during its holding period. Because the notes may be redeemed prior to maturity at a premium, special rules apply that may reduce or eliminate the amount of premium that a U.S. Holder may amortize with respect to a note. U.S. Holders should consult their tax advisors about these special rules, including whether it would be advisable to elect to treat all interest on the notes as “original issue discount” under applicable Treasury Regulations, which would result in a U.S. Holder not being subject to these special rules.

Backup Withholding and Information Reporting

Payments in respect of the notes that are paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder (i) is a corporation or other exempt recipient, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

Although Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certification procedures to prove entitlement to this exemption.

U.S. Holders may be subject to other U.S. information reporting requirements. Holders should consult their own advisors regarding the application of U.S. information reporting rules in light of their particular circumstances.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to an investment in the notes by a non-resident of Brazil. The discussion is based on the tax laws of Brazil as in effect on the date of this prospectus supplement and is subject to any change in Brazilian law that may come into effect after such date. The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the notes.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE, REDEMPTION OR REPAYMENT OF THE NOTES OR COUPONS.

Generally, an individual, entity, trust or organization domiciled for tax purposes outside Brazil, or a “Non-resident,” is taxed in Brazil only when income is derived from Brazilian sources or when the transaction giving rise to such earnings involves assets in Brazil. Therefore, any gains or interest (including original issue discount), fees, commissions, expenses and any other income paid by PifCo in respect of the notes issued by it in favor of Non-resident holders are not subject to Brazilian taxes.

Interest, fees, commissions, expenses and any other income payable by Petrobras as guarantor resident in Brazil to a Non-resident are generally subject to income tax withheld at source. The rate of withholding income tax in respect of interest payments is generally 15%, unless (i) the holder of the notes is resident or domiciled in a “tax haven jurisdiction” (that is deemed to be a country or jurisdiction which does not impose any tax on income or which imposes such tax at a maximum effective rate lower than 20% or where the local legislation imposes restrictions on disclosing the identities of shareholders, the ownership of investments, or the ultimate beneficiary of earnings distributed to the Non-resident— “tax haven jurisdiction”), in which case the applicable rate is 25% or (ii) such other lower rate as provided for in an applicable tax treaty between Brazil and another country where the beneficiary is domiciled. In case the guarantor is required to assume the obligation to pay the principal amount of the notes, Brazilian tax authorities could attempt to impose withholding income tax at the rate of up to 25% as described above. Although Brazilian legislation does not provide a specific tax rule for such cases and there is no official position from tax authorities or precedents from the Brazilian court regarding the matter, we believe that the remittance of funds by Petrobras as a guarantor for the payment of the principal amount of the notes will not be subject to income tax in Brazil, because the mere fact that the guarantor is making the payment does not convert the nature of the principal due under the notes into income of the beneficiary.

If the payments with respect to the notes are made by Petrobras, as provided for in the guaranties, the Non-resident holders will be indemnified so that, after payment of all applicable Brazilian taxes collectable by withholding, deduction or otherwise, with respect to principal, interest and additional amounts payable with respect to the notes (plus any interest and penalties thereon), a Non-resident holder will receive an amount equal to the amount that such Non-resident holder would have received as if no such Brazilian taxes (plus interest and penalties thereon) were withheld. The Brazilian obligor will, subject to certain exceptions, pay additional amounts in respect of such withholding or deduction so that the Non-resident holder receives the net amount due.

Gains on the sale or other disposition of the notes made outside of Brazil by a Non-resident, other than a branch or a subsidiary of Brazilian resident, to another Non-resident are not subject to Brazilian income tax.

In addition, payments made from Brazil are subject to the tax on foreign exchange transactions (IOF/Câmbio), which is levied on the conversion of Brazilian currency into foreign currency and on the conversion of foreign currency into Brazilian currency at a general rate of 0.38%. Other IOF/Cambio rates may apply to specific transactions. In any case, the Brazilian federal government may increase, at any time, such rate up to 25% but only with respect to future transactions. Also, at any time, Brazilian federal government may reduce such rate to 0%.

Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or any other disposition of the notes by a Non-resident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

Cayman Islands Tax Considerations

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to PifCo or any holder of notes issued by PifCo. Accordingly, payment of principal of (including any premium) and interest on, and any transfer of, the notes will not be subject to taxation in the Cayman Islands; no Cayman Islands withholding tax will be required on such payments to any holder of a note; and gains derived from the sale of notes will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties, other than a double taxation agreement entered into between the governments of the United Kingdom and the Cayman Islands on June 15, 2009. The Cayman Islands government has recently entered into certain agreements with various governments in relation to information with respect to tax matters.

No stamp duties or similar taxes or charges are payable under the laws of the Cayman Islands in respect of the execution and issue of notes by PifCo unless they are executed in or brought within (for example, for the purposes of enforcement) the jurisdiction of the Cayman Islands, in which case stamp duty of 0.25% of the face amount of the notes may be payable on each Note (up to a maximum of 250 Cayman Islands Dollars (“CI$”) (U.S.$312.50)) unless stamp duty of CI$500 (U.S.$625.00) has been paid in respect of the entire issue of notes.

The foregoing conversions of Cayman Island Dollars to U.S. Dollars have been made on the currently applicable basis of U.S.$1.25 = CI$1.00.

DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

Petrobras is a sociedade de economia mista (mixed capital company), a public sector company with some private sector ownership, established under the laws of Brazil, and PifCo is an exempted limited liability company incorporated under the laws of the Cayman Islands. A substantial portion of the assets of Petrobras and PifCo are located outside the Unites States, and at any time all of their executive officers and directors, and certain advisors named in this prospectus supplement, may reside outside the United States. As a result, it may not be possible for you to effect service of process on any of those persons within the United States. In addition, it may not be possible for you to enforce a judgment of a United States court for civil liability based upon the United States federal securities laws against any of those persons outside the United States

For further information on potential difficulties in effecting service of process on any of those persons or enforcing judgments against any of them outside the United States, see “Enforceability of Civil Liabilities” in the accompanying prospectus.

LEGAL MATTERS

Walkers, special Cayman Islands counsel for PifCo, will pass upon the validity of the notes and the indenture for PifCo as to certain matters of Cayman Islands law. Mr. Nilton Antonio de Almeida Maia, Petrobras’ general counsel, will pass upon, for PifCo and Petrobras, certain matters of Brazilian law relating to the notes, the indenture and the guaranties. The validity of the notes, the indenture and the guaranties will be passed upon for PifCo and Petrobras by Cleary Gottlieb Steen & Hamilton LLP as to certain matters of New York law.

Mattos Filho Veiga Filho Marrey Jr. e Quiroga Advogados will pass upon the validity of the indenture and the guaranties for the underwriters as to certain matters of Brazilian law. Shearman & Sterling LLP will pass upon the validity of the notes, the indenture and the guaranties for the underwriters as to certain matters of New York law.

EXPERTS

The consolidated financial statements of Petrobras and its subsidiaries and of PifCo and its subsidiaries as of and for the years ended December 31, 2010, 2009 and 2008, and management’s assessments of the effectiveness of internal control over financial reporting as of December 31, 2010, have been incorporated in this prospectus supplement by reference to the combined Petrobras and PifCo annual report on Form 20-F for the year ended December 31, 2010 in reliance upon the report of KPMG Auditores Independentes, an independent registered public accounting firm, and upon the authority of KPMG Auditores Independentes as experts in accounting and auditing.

With respect to the unaudited interim financial information of Petrobras and PifCo for the nine-month periods ended September 30, 2011 and September 30, 2010, which are incorporated by reference herein, KPMG Auditores Independentes has reported that it applied limited procedures in accordance with professional standards for a review of such information. However, its reports included in the Petrobras Form 6-K furnished to the SEC on August 25, 2011, and PifCo Form 6-K furnished to the SEC on August 25, 2011, and incorporated by reference herein, state that it did not audit and it does not express an opinion on that interim financial information. Accordingly, the degree of reliance on its reports on such information should be restricted in light of the limited nature of the review procedures applied. KPMG Auditores Independentes is not subject to the liability provisions of Section 11 of the Securities Act for its reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.